   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 28, 2001
                                                              File No. 333-55696


================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                                 AMENDMENT NO. 1
                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                         SHIRE PHARMACEUTICALS GROUP PLC
             (Exact name of Registrant as specified in its charter)
                               ------------------

     ENGLAND AND WALES                 2834                 NOT APPLICABLE
      (State or other           (Primary Standard          (I.R.S. Employer
       jurisdiction                 Industrial             Identification No.)
    of incorporation or        Classification Code
       organization)                 Number)

                         SHIRE PHARMACEUTICALS GROUP PLC
                       HAMPSHIRE INTERNATIONAL BUSINESS PARK
                               CHINEHAM, BASINGSTOKE
                               HAMPSHIRE RG24 8EP
                                     ENGLAND
                                (44) 1-256-894-000

    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                                WILLIAM A. NUERGE
                               SHIRE RICHWOOD INC.
                             7900 TANNERS GATE DRIVE
                            FLORENCE, KENTUCKY 41042
                                 (859) 282-2100
    (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ------------------

              Copies of all orders, notices and communications to:

                             John P. Mitchell, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON
       AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                               ------------------

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. /_/

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/ ________________

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/ ________________

                             -------------------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

==============================================================================

PROSPECTUS

                         SHIRE PHARMACEUTICALS GROUP PLC
                           65,792,933 ORDINARY SHARES
                             ----------------------

      We are offering our ordinary shares or Shire ADSs issuable upon exchange of the exchangeable shares of our wholly owned subsidiary, Shire Acquisition Inc. Shire Acquisition Inc. will issue the exchangeable shares in connection with the proposed merger of Shire and BioChem Pharma Inc.

      Shire Acquisition Inc. will issue exchangeable shares to certain Canadian shareholders of BioChem who elect to receive exchangeable shares in the merger rather than our ordinary shares or ADSs. The exchangeable shares provide an opportunity for shareholders of BioChem who are resident in Canada to achieve Canadian tax deferral in connection with the merger for up to ten years. Holders of exchangeable shares have dividend, liquidation and voting rights with respect to Shire that are functionally and economically equivalent to the rights of holders of our ordinary shares.

      A holder of exchangeable shares may exchange each exchangeable share at any time before the redemption of the exchangeable shares for one Shire ADS or three ordinary shares. The redemption date for the exchangeable shares will generally be no earlier than the tenth anniversary of the effective date. However, in certain circumstances, Shire Acquisition Inc. has the right to redeem your exchangeable shares before the tenth anniversary of the effective date if:


      (i) there are fewer than 1,000,000 exchangeable shares outstanding, other than exchangeable shares held by us and our affiliates;

      (ii) certain transactions occur involving us, such as an acquisition of more than 50% of the total voting power of all outstanding voting securities, shareholders approve a merger, consolidation, recapitalization or reorganization which would result in the holders of outstanding voting securities having at least 75% of the voting power or shareholders approve a liquidation; or

      (iii) certain events occur which entitle the holders of exchangeable shares to vote as shareholders of Shire Acquisition Inc.

      We may require you to exchange each of your exchangeable shares for three of our ordinary shares or one ADS (at your option) upon a modification to the INCOME TAX ACT (Canada), as amended, and applicable provincial income tax legislation pursuant to which the exchange may be effected without any adverse Canadian tax consequences to you.

      We will not receive proceeds from the exchange of the exchangeable shares.

      Our ordinary shares are admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange, plc under the symbol "SHP.L." Shire ADSs are quoted on the Nasdaq National Market under the symbol "SHPGY."

                             --------------------

      SEE "RISK FACTORS" STARTING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE ORDINARY SHARES AND ADSS OFFERED HEREBY.

                             --------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


               THE DATE OF THIS PROSPECTUS IS MARCH 1, 2001.

                                TABLE OF CONTENTS



                                                                         PAGE

PROSPECTUS SUMMARY.........................................................1
RISK FACTORS...............................................................3
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SHIRE..................16
PRO FORMA FINANCIAL DATA..................................................17
PLAN OF DISTRIBUTION AND DESCRIPTION OF EXCHANGE..........................18
DIRECTORS AFTER THE MERGER................................................22
DESCRIPTION OF SHIRE SHARE CAPITAL........................................23
DESCRIPTION OF AMERICAN DEPOSITARY SHARES AND AMERICAN DEPOSITARY
   RECEIPTS...............................................................32
TAX CONSIDERATIONS REGARDING EXCHANGEABLE SHARES, ORDINARY SHARES
   AND ADSs...............................................................39
CERTAIN LEGAL MATTERS.....................................................54
EXPERTS...................................................................54
WHERE YOU CAN FIND MORE INFORMATION.......................................54
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS................54
INDEMNIFICATION...........................................................54
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.........................55



      THE SEC ALLOWS THIS PROSPECTUS TO INCORPORATE BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION WHICH IS NOT PRESENTED IN THIS DOCUMENT OR DELIVERED WITH THIS DOCUMENT. DOCUMENTS RELATING TO THIS INFORMATION, EXCLUDING EXHIBITS TO THOSE DOCUMENTS UNLESS THEY ARE SPECIFICALLY INCORPORATED BY REFERENCE IN THIS DOCUMENT, ARE AVAILABLE WITHOUT CHARGE UPON REQUEST TO THE COMPANY SECRETARY, SHIRE PHARMACEUTICALS GROUP PLC, HAMPSHIRE INTERNATIONAL BUSINESS PARK, CHINEHAM, BASINGSTOKE, HAMPSHIRE RG24 8EP, ENGLAND. TELEPHONE REQUESTS MAY BE DIRECTED TO (44) 1-256-894-000. IN ORDER
TO OBTAIN TIMELY DELIVERY OF THESE DOCUMENTS, HOLDERS OF EXCHANGEABLE SHARES MUST REQUEST THIS INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE THE DATE ON WHICH THEY WOULD LIKE TO RECEIVE THEIR DOCUMENTS.

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements of Shire, including the notes thereto, appearing elsewhere or incorporated by reference in this prospectus including information under "Risk Factors." In this prospectus, references to "Shire" and the "Company" are references to Shire Pharmaceuticals Group plc and its subsidiaries. References to "ADSs" are references to Shire American Depositary Shares. References to "Exchangeco" are references to Shire Acquisition Inc., a wholly owned subsidiary of Shire. References to "Callco" are references to 3829359 Canada Inc., a wholly owned subsidiary of Shire. References to "BioChem" are references to BioChem Pharma Inc. Unless otherwise indicated, all dollar amounts in this prospectus are in U.S. dollars.

THE TRANSACTION

      We are offering our ordinary shares and ADSs issuable upon exchange of the exchangeable shares of our direct subsidiary, Shire Acquisition Inc. Exchangeco will issue the exchangeable shares in connection with the proposed merger of Shire and BioChem.

      Exchangeco will issue exchangeable shares to certain Canadian resident shareholders of BioChem who elect to receive exchangeable shares in the merger rather than our ordinary shares or ADSs and to Canadian resident shareholders who make no election. The exchangeable shares provide an opportunity for former shareholders of BioChem who are resident in Canada to achieve Canadian tax deferral for up to ten years. Holders of exchangeable shares have dividend, liquidation and voting rights with respect to Shire that are functionally and economically equivalent to the rights of holders of our ordinary shares.

SHIRE


      We are an international specialty pharmaceutical company with a strategic focus on four therapeutic areas: central nervous system disorders, metabolic diseases, oncology and gastroenterology. We have a sales and marketing infrastructure with a broad portfolio of products, with our own direct marketing capability in the U.S., Canada, the U.K., the Republic of Ireland, France, Germany, Italy and Spain and with plans to add Japan by 2004. We also cover other pharmaceutical markets indirectly through distributors, and sales coverage continues to grow. We operate and manage our business in three geographic areas -- the U.S., Europe and the rest of the world. Within these geographical segments, revenues are derived from three sources: sales of products by our own sales and marketing operations, royalties and licensing and development fees. Sales and marketing operations are principally in the U.S., the U.K., Ireland and Canada.



      We are a public limited company incorporated under the laws of England and Wales. Our principal executive offices and registered office are located at Hampshire International Business Park, Chineham, Basingstoke, Andover,
Hampshire RG24 8EP, England and the telephone number is (44) 1-265-894-000.


BIOCHEM


      BioChem is an international specialty pharmaceutical company dedicated to the research and development and commercialization of innovative products for the prevention and treatment of human diseases, with a focus on infectious diseases and cancer. BioChem's first therapeutic product, 3TC/Epivir, has become the cornerstone of HIV infection/AIDS combination therapies, most recently being launched as part of GlaxoSmithKline's Trizivir triple combination product. A second therapeutic product, Zeffix, an oral treatment for chronic hepatitis B, is currently being introduced in key markets worldwide by GlaxoSmithKline, BioChem's partner for the development and commercialization of both 3TC/Epivir and Zeffix.

THE ENLARGED GROUP

      Following the merger, the enlarged group will be one of the world's leading global specialty pharmaceutical companies with four areas of focus: central nervous system disorders, oncology, anti-virals and vaccines. The enlarged group will refer to itself as "specialty" because its principal products tend to be prescribed by specialists as opposed to primary care physicians. A comparatively small sales force such as Shire's can promote specialty products effectively while it could not be expected to achieve the necessary coverage of primary care physicians.

      The enlarged group's principal products will include:


      o in the U.S., Adderall for the treatment of Attention Deficit Hyperactivity Disorder ("ADHD"), Epivir, Combivir and Trizivir for the treatment of HIV infection/ AIDS, Epivir-HBV for the treatment of hepatitis B, Agrylin for the treatment of elevated blood platelets, Pentasa for the treatment of ulcerative colitis, Carbatrol for the treatment of epilepsy, ProAmatine for the treatment of orthostatic hypotension and PACIS for the treatment of superficial bladder cancer;



      o in the U.K., the Calcichew range, used primarily as adjuncts in the treatment of osteoporosis, and Reminyl for the treatment of Alzheimer's disease, which was launched in September 2000; and



      o in Canada, Amatine, 3TC, Combivir and Heptovir, marketed in a partnership with GlaxoSmithKline, Second Look, a breast cancer diagnostics product recently launched in Europe and for which the Enlarged Group hopes to receive an FDA approval in 2001, and Fluviral S/F, a vaccine for the prevention of influenza.



      In addition, the enlarged group will have a number of products in late stage development including Dirame and Frakefamide for the treatment of moderate to severe pain, Foznol for the treatment of high blood phosphate levels associated with kidney failure, for which the directors are expecting to shortly announce the first regulatory submission for approval, and Troxatyl for the treatment of leukemia and solid tumors.


      After the merger, the enlarged group's revenues will continue to be derived from three sources:


      o sales of products by sales and marketing operations principally in the U.S., the U.K. and Canada;



      o     royalties from sales of Reminyl, Zeffix and 3TC/Epivir; and


      o     licensing and development fees.


      For the year ended December 31, 2000 Shire had revenues of $517.6 million and net income (before an APB 25 stock option charge of $21.9 million) of $98.1 million and BioChem had revenues of $157.5 million (stated after consolidation of CliniChem) and net income from continuing operations of $58.4 million (before a gain on the sale of long term investments of $104.0 million and the write off of in-process research and development of $26.9 million).

                                  RISK FACTORS

RISKS RELATED TO THE EXCHANGE OF EXCHANGEABLE SHARES

      THE EXCHANGE OF EXCHANGEABLE SHARES FOR ORDINARY SHARES OR ADSS MAY BE A TAXABLE EVENT IN CANADA AND THE U.S.

      The exchange of exchangeable shares for ordinary shares or ADSs is generally a taxable event in Canada and likely to be so in the U.S. Your tax consequences can vary depending on a number of factors, including your residency, the length of time that the exchangeable shares were held by you prior to an exchange and, for Canadian tax consequences, the method of the exchange (redemption or purchase). See "Tax Considerations Regarding Exchangeable Shares, Ordinary Shares and ADSs" to fully assess your tax liability. You should consult your own tax advisor as to the tax consequences to you of exchanging your exchangeable shares for ordinary shares or ADSs.

      THE MARKET PRICE FOR OUR ORDINARY SHARES MAY NOT CORRESPOND TO THE MARKET PRICE OF THE EXCHANGEABLE SHARES.

      Although holders of exchangeable shares have dividend, liquidation and voting rights with respect to Shire that are functionally and economically equivalent to the rights of holders of our ordinary shares, the market price of three of our ordinary shares may not be the same as the market price of one exchangeable share.


      Although we believe that the market price of one exchangeable share on The Toronto Stock Exchange, the market price of one ADS on the Nasdaq National Market and the market price of three ordinary shares admitted to trading on the United Kingdom Listing Authority and to trading on the London Stock Exchange and any other applicable exchanges will reflect essentially equivalent values, there can be no assurances that the market price of the exchangeable shares will be identical, or even similar, to the market price of the ADSs or the market price of three ordinary shares.



      We have applied to list the exchangeable shares on The Toronto Stock Exchange and conditional listing approval was obtained on February 22, 2001. Our ADSs are quoted on the Nasdaq National Market and our ordinary shares are admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange. We have agreed that the ordinary shares issuable from time to time in exchange for the exchangeable shares will be listed on the London Stock Exchange.


      OUR ORDINARY SHARES AND ADSS WILL BE FOREIGN PROPERTY IN CANADA AND MAY SUBJECT CERTAIN TAX EXEMPT ENTITIES TO TAX.


      Our ordinary shares and ADSs will be foreign property in Canada for trusts governed by registered pension plans, registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans or for certain persons to whom Part XI of the Income Tax Act (Canada) is applicable. Under Part XI of the Income Tax Act (Canada), tax is generally imposed on these trusts or persons where the cost amount of foreign property held by such entity at the end of a month exceeds 30% of the cost amount of all property held by it at the end of a month. Where there is such excess, tax will be imposed at the rate of 1% per month of the amount of such excess. Provided the exchangeable shares are listed on a prescribed stock exchange in Canada (which includes The Toronto Stock Exchange) and Shire Acquisition Inc. maintains a substantial Canadian presence, the exchangeable shares will not be foreign property under the INCOME TAX ACT (Canada) for these trusts and other tax-exempt persons.

RISKS RELATED TO SHIRE

      AS A SPECIALTY PHARMACEUTICAL COMPANY, THE INTRODUCTION OF NEW PRODUCTS BY COMPETITORS MAY IMPACT ON SALES LEVELS.


      The manufacture and sale of specialty pharmaceuticals is highly competitive. If any products are approved that compete with one of our principal drugs, sales of our drugs will likely fall. Many of our competitors are large, well-known pharmaceutical, chemical and health care companies with considerably greater resources. Companies with more resources and larger research and development expenditures have a greater ability to fund research and clinical trials necessary for regulatory applications. They may also have an improved likelihood of obtaining approval of drugs competing with those currently marketed or under development by us. The pharmaceutical industry is characterized by rapid product development and technological change. Our products could be rendered obsolete or uneconomical through the development of new products or technological advances in the cost of production or marketing by our competitors.



      AS A SEARCH AND DEVELOPMENT COMPANY, THE FAILURE TO SECURE NEW PRODUCTS FOR DEVELOPMENT MAY REDUCE THE STRENGTH OF THE FUTURE PIPELINE.


      Our future results will depend, to a significant extent, upon our ability to in-license or acquire new products for development. Many of our present and potential competitors have research and development capabilities that may allow them to develop new or improved products that may compete with our products. The failure to in-license or acquire new products or to develop, on a commercially viable basis, new products would have a material adverse effect on our financial condition and results of operations.

      AS A SALES AND MARKETING COMPANY, THE ACTIONS OF GOVERNMENTS, REGULATORS AND CUSTOMERS CAN AFFECT THE ABILITY TO SELL OR MARKET PRODUCTS PROFITABLY.

      Our ability to market our products will depend in part on reimbursement levels for the cost of the products and related treatment established by health care providers, including government authorities, private health insurers and other organizations, such as health maintenance organizations and managed care organizations. Third party payors are increasingly challenging the pricing of pharmaceutical products and reviewing their reimbursement practices.

      In addition, the purchase of pharmaceutical products could be significantly influenced by the following, which would result in lower prices and a reduced demand for our products:

      o     the trend toward managed health care in the United States;


      o legislative proposals to reform health care and government insurance programs; or


      o price controls and non-reimbursement of new and highly priced medicines for which the economic and therapeutic rationales are not established.

      In both the United States and the United Kingdom, a small number of large wholesale distributors control a significant share of each market. In addition, the number of independent drug stores and small chains has decreased as retail pharmacy consolidation has occurred. Consolidation or financial difficulties could cause customers to reduce their inventory levels, or otherwise reduce purchases of our products.

      THE OUTSOURCING OF SERVICES CAN CREATE A SIGNIFICANT DEPENDENCY ON THIRD PARTIES, THE FAILURE OF WHOM CAN AFFECT THE ABILITY TO DEVELOP AND MARKET PRODUCTS.

      We have entered into licensing and co-development agreements with a number of parties. There is a risk that, upon expiration or termination of a third party agreement, we may not be able to renew or extend the agreement with the third party as interests may no longer coincide. In addition, we may not be able to obtain an alternative supplier for the necessary goods or services on commercially viable terms. Our development agreements generally are terminable upon the occurrence of events described in the agreements, such as the non-payment of royalties or the insolvency of one of the parties to the agreement, and, in some cases, upon notice. In such circumstances we may be unable to continue to develop or market our products as planned and could be required to abandon or divest a product line.

      The development and approval of our products depends on the ability to procure active ingredients and special packaging materials from sources approved by regulatory authorities. Because the marketing approval process requires manufacturers to specify their own proposed suppliers of active ingredients and special packaging materials in their applications, regulatory approval of a new supplier would be required if active ingredients or such packaging materials were no longer available from the specified supplier. The need to qualify a new supplier could delay our development and marketing efforts.

      The principal components of our products are active and inactive pharmaceutical ingredients and special packaging materials. Many of these components are available only from one supplier. We may not be able to establish or maintain good relationships with suppliers. Additionally, there is no assurance that suppliers will continue to exist or be able to supply ingredients that meet regulatory requirements. In the case of a new and existing products, we are also subject to the risk that third party manufacturers will not be able to meet our need to supply market requirements for production in sufficient quantities.

      WE INTEND TO EXPLORE ACQUISITIONS AND, IF WE DO NOT SUCCESSFULLY INTEGRATE FUTURE ACQUISITIONS, WE MAY HAVE PRODUCTS OR OPERATIONS THAT DO NOT YIELD ANY BENEFIT.

      We intend to pursue business and product acquisitions that could complement or expand our operations. However, we may not be able to identify appropriate product acquisition candidates in the future. If a product acquisition candidate is identified, we do not know if we will be able to negotiate successfully the terms of the acquisition, finance the acquisition or integrate an acquired business or product into our existing operations. The negotiation and completion of potential acquisitions could cause diversion of management's time and resources. If we consummate one or more significant acquisitions through the issuance of ordinary shares or ADSs, holders of ordinary shares and ADSs could suffer significant dilution of their ownership interests.

      IF WE ARE UNABLE TO MEET THE REQUIREMENTS OF REGULATORS IN RELATION TO A PARTICULAR PRODUCT, WE MAY BE UNABLE TO DEVELOP AND MARKET THE PRODUCT.

      Drug companies that manufacture or market drugs are required to obtain regulatory approval before marketing most drug products. Regulatory approval is generally based on the results of:

      o     preclinical testing;

      o     clinical data;

      o     manufacturing, chemistry and control data; and

      o     bioavailability.

      The clinical development, manufacture, marketing and sale of pharmaceutical products are subject to extensive regulation, including separate regulation by each country in the European Union, the EU itself and federal, state and local regulation in the United States. Unanticipated legislative and other regulatory actions and developments concerning various aspects of our operations and products may restrict our ability to sell one or more of our products or to sell those products at a profit. The primary regulatory authorities which regulate our ability to manufacture and sell pharmaceutical products include the Medicines Control Agency in the United Kingdom, the Food and Drug Administration and the Drug Enforcement Agency in the United States and the Health Protection Branch of the Ministry of Health in Canada.

      The generation of data is regulated and any generated data are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Required regulatory approvals may not be obtained in a timely manner, if at all. In addition, other regulatory requirements for any such proposed products may be met. Even if we obtain regulatory approvals, the terms of any product approval, including labeling, may be more restrictive than desired and could affect the marketability of our products. Regulatory authorities have the power to:

      o     revoke or suspend approvals of previously approved products;

      o require the recall of products that fail to meet regulatory requirements; and

      o close manufacturing plants that do not operate in conformity with current Good Manufacturing Practices and/or other regulatory requirements or approvals.

      Such delays or actions could affect our ability to manufacture and sell our products.

      IF WE ARE UNABLE TO COMPLETE SUCCESSFULLY CLINICAL TRIALS, OUR PRODUCTS WILL NOT RECEIVE AUTHORIZATION FOR MANUFACTURE AND SALE.

      Due to the complexity of the formulation and development of pharmaceuticals, we cannot be certain that we will successfully complete the development of new products or, if successful, that such products will be commercially viable.


      Before obtaining regulatory approvals for the commercial sale of each product under development, we must demonstrate through clinical trials that the product is of appropriate quality and is safe and effective for the claimed use. Clinical trials of any product under development may not demonstrate the quality, safety and efficacy required to result in an approvable or a marketable product. Failure to demonstrate adequately the quality, safety and efficacy of a therapeutic drug under development would delay or prevent regulatory approval of the product. In addition, regulatory authorities in Europe or the United States (including the United Kingdom Medicines Control Agency and the United States Food and Drug Administration) may require additional clinical trials, which could result in (a) increased costs and significant development delays or (b) termination of a project as it would no longer be economically viable.


      The completion rate of clinical trials is dependent upon, among other factors, obtaining adequate clinical supplies and recruiting patients. Delays in patient enrollment in clinical trials may also result in increased costs and program delays. Additional delays can occur in instances in which we share control over the planning and execution of product development with collaborative partners. We intend to continue to out-license a number of products and the clinical development of such out-licensed products would then be the responsibility of the licensee. We cannot be certain that if clinical trials are completed, either we or our collaborative partners will file for or receive required authorizations to manufacture and/or market potential products in a timely manner.

      IF A MARKETED PRODUCT FAILS TO WORK EFFECTIVELY OR CAUSES ADVERSE SIDE EFFECTS, THIS COULD RESULT IN DAMAGE TO OUR REPUTATION, THE WITHDRAWAL OF THE PRODUCT AND LEGAL ACTION FOR COMPENSATION.

      Our ability to sell any pharmaceutical products after the receipt of regulatory approval will depend in part on the acceptance of those products by physicians and patients. Unanticipated side effects or unfavorable publicity concerning any of our products generally or those of our competitors could have an adverse effect on our ability to maintain and/or obtain regulatory approvals or successfully market our products. The future results of operations will also depend on continued market acceptance of our current products and the lack of substitutes that are cheaper or more effective.

      The testing, manufacturing, marketing and selling of pharmaceutical products entails a risk of litigation and product liability. If, in the absence of insurance, we do not have sufficient financial resources to satisfy a liability resulting from such a claim or to fund the legal defense of such a claim, we could become insolvent. Product liability insurance coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms. Although we carry primary product liability insurance in the amount of (pound)100 million (approximately $150 million) per claim and (pound)100 million in the aggregate for the twelve month period on a claims-made basis, this coverage may not be adequate. This insurance does not include coverage for phentermine. In addition, we cannot be certain that insurance coverage for present or future products will continue to be available.

      IF WE CANNOT OBTAIN THE FINANCING NECESSARY TO FUND OUR EXPANSION, WE WILL NOT BE ABLE TO RESPOND TO CHANGES IN DEMAND FROM OUR CUSTOMERS.

      We anticipate that our existing capital resources, together with cash expected from operations and available from bank borrowings, should be sufficient to finance current and anticipated operations and working capital requirements for the next twelve months. However, the acquisition and licensing of products, the expansion of our sales force and any expansion or relocation of our facilities would require substantial capital resources. If adequate funds are not available, we may be unable to pursue acquisitions, or be forced to curtail in-licensing or research and development programs. To satisfy our capital requirements, we may need to raise additional funds through public and private financings, including equity financings. We may also seek additional funding through corporate collaborations and other financing arrangements. We do not know whether adequate funds will be available when needed or on terms acceptable to us. Alternatively, we may need to obtain funds through arrangements with future collaborative partners or others that may require us to relinquish rights to some or all of our technologies or product candidates. If we are successful in obtaining additional financing, the terms of the financing may have the effect of diluting the value of ordinary shares and ADSs.

      A CHANGE IN THE VALUE OF THE U.S. DOLLAR COULD ADVERSELY AFFECT OUR
      RESULTS.


      Changes in exchange rates, particularly those between the U.S. dollar and pound sterling, will affect our results of operations. For the year ended December 31, 2000, approximately 20% of our revenue was earned in currencies other than U.S. dollars compared to approximately 38% of our expenses.

      ANY DECREASE IN THE SALES OF ADDERALL COULD SIGNIFICANTLY REDUCE OUR REVENUES.



      In 2000, sales of Adderall were approximately $213.9 million, representing approximately 41% of our revenues. Any factors that decrease sales or reduce production of Adderall would significantly reduce our revenues. These include:



      o     development of competitive pharmaceuticals (including a generic
            Adderall);


      o     technological advances;

      o     increased production costs;

      o     marketing or pricing actions by our competitors;

      o     changes in prescription writing practices;

      o     the occurrence of adverse reactions to Adderall;

      o     changes in reimbursement policies of third party payors;

      o     product liability claims;

      o     government action/intervention; or

      o public opinion towards Attention Deficit Hyperactivity Disorder treatments.

      CONTRACTS, INTELLECTUAL PROPERTY PATENTS AND OTHER AGREEMENTS ARE USED IN ALL AREAS OF OPERATION OF THE BUSINESS THAT MAY CONTAIN CONDITIONS THAT DO NOT PROTECT OUR POSITION OR THAT WE CANNOT COMPLY WITH.

      Contracts form the basis of agreement in many key activities such as mergers and acquisitions, suppliers and outsourcing, or product licensing and marketing. These contracts may contain conditions that impose duties on the parties involved or may fail to contain adequate conditions to protect our position. We may be unable to meet these conditions or may be unable to enforce other parties to comply. We may therefore suffer financial loss or penalty.

      An important part of our business strategy is to protect our products and technologies through the use of patents, proprietary technology and trademarks, to the extent available. In addition, our success depends upon the ability of our collaborators and licensors to protect their own intellectual property rights. Patents and patent applications covering a number of the technologies and processes owned or licensed to us have been granted or are pending in various countries, including the U.S. We intend to enforce vigorously our patent rights and believe that our collaborators intend to vigorously enforce patent rights they have licensed to us. However, patent rights may not prevent other entities from developing, using or commercializing products that are similar or functionally equivalent to our products or technologies or processes for formulating or manufacturing similar or functionally equivalent products. Patent rights may be successfully challenged in the future.

      Additionally, our products or the technologies or processes used to formulate or manufacture those products may now or in the future infringe the patent rights of third parties. It is also possible that third parties will obtain patent or other proprietary rights that might be necessary or useful for the development, manu-facture or sale of our products. If third parties are the first to invent a particular product or technology, it is possible that those parties will obtain patent rights that will be sufficiently broad to prevent us or our strategic collaborators from developing, manufacturing or selling our products. We may need to obtain licenses for intellectual property rights from others to develop, manufacture and market commercially viable products. We may not be able to obtain these licenses on commercially reasonable terms, if at all. In addition, any licensed patents or proprietary rights may not be valid and enforceable.

      We also rely on trade secrets and other un-patented proprietary information, which we generally seek to protect by confidentiality and nondisclosure agreements with our employees, consultants, advisors and collaborators. These agreements may not effectively prevent disclosure of confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure of such information. For example, although we rely on proprietary information and trade secrets relating to Adderall, Adderall is not patent protected and competitors may be able to produce competing products. If our employees, scientific consultants or collaborators develop inventions or processes that may be applicable to our products under development, such inventions and processes will not necessarily become our property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights. Our failure to obtain or maintain patent and trade secret protection, for any reason, could allow other companies to make competing products and reduce the sales of our products.

      We have filed applications to register various trademarks for use in connection with pharmaceuticals and related laboratory services in the U.S. and intend to trademark new product names as they are developed. In addition, with respect to certain products, we rely on the trademarks of third parties. These trademarks may not afford adequate protection, or we and the third parties may not have the financial resources to enforce any rights under any of these trademarks. Our inability or the inability of these third parties to protect their trademarks because of successful third party claims to those trademarks could allow others to use Shire's trademarks and dilute their value.

      THROUGHOUT OUR BUSINESS AND PARTICULARLY THROUGH THE SALE OF OUR PRODUCTS, WE MAY BECOME INVOLVED IN LITIGATION AS A DEFENDANT. THIS MAY RESULT IN DISTRACTION OF SENIOR MANAGEMENT, SIGNIFICANT DEFENSE COSTS AND PAYMENT OF COMPENSATION.

      PHENTERMINE

      One particular legal action that has involved significant management time relates to the manufacture and sale of phentermine. We are currently a defendant in both federal and state courts involved in cases that seek damages for, among other things, personal injury arising from phentermine products supplied for the treatment of obesity by us and several other pharmaceutical companies. We have been sued as a manufacturer and distributor of phentermine, an anorectic used in the short-term treatment of obesity and one of the products addressed by the lawsuits. The suits relate to phentermine either alone or together with fenfluramine or dexfenfluramine. In 171 of the suits in which we have been named as a defendant (of which 105 have been dismissed), the plaintiffs specifically alleged in the complaint or subsequent discovery that they used phentermine products manufactured or distributed by us. The lawsuits generally allege the following claims:

      o the defendants marketed phentermine and the other products for the treatment of obesity and misled users about the products and the dangers associated with them;

      o the defendants failed to adequately test phentermine individually and when taken in combination with the other drugs; and

      o the defendants knew or should have known about the negative effects of the drugs and should have informed the public about such risks and/or failed to provide appropriate warning labels.


      We became involved with phentermine through our acquisition of certain assets of Rexar Pharmacal Corp. in January 1994. In addition to liability as a result of our own manufacturing and distributing of phentermine products, plaintiffs may seek to impose liability on us as a successor to Rexar. Class certification has been sought for certain of the claims made against us and the other defendants. In addition, pending federal lawsuits have been consolidated as a multidistrict litigation in the Eastern District of Pennsylvania.


      Over the last year, the extent of management time has reduced as we have been dismissed by the courts from a significant number of cases. Similarly, the number of cases where we are still incurring defense costs or where there is potential for compensation has been reduced. As of December 31, 2000, we had been named in approximately 3,729 cases. We have been dismissed from 2,178 of these cases with approximately 1,120 cases pending dismissal. If we are found liable in some or all of the outstanding lawsuits for damages in excess of our assets, we would be required to consider reorganizing and seeking protection in bankruptcy or initiating insolvency proceedings.


      Legal expenses have been paid by our supplier, Eon Labs Manufacturing Inc. ("Eon"), or Eon's insurance carriers, but such insurance is now exhausted. Eon has agreed to defend and indemnify us in this litigation pursuant to an agreement dated November 30, 2000 between Eon and ourselves.



      On August 31, 2000, we entered into an agreement (the "Termination Agreement") with the former shareholders of Shire Richwood Inc. ("SRI"), pursuant to which the ordinary shares placed in escrow at the time of our purchase of SRI were released and the escrow agreement and the escrow fund were terminated. The escrow agreement with the SRI shareholders was initially established by Shire in anticipation of possible phentermine related claims against Shire. Under the terms of the Termination Agreement, monies in the approximate amount of $7 million were received by Shire and the escrow fund was terminated. The remaining shares were distributed to the former SRI shareholders.


      We have our own insurance up to a maximum of $3 million for lawsuits filed in the period to April 28, 1998, an additional $85 million of coverage put in place during 2000 and an unlimited indemnity given by Eon for phentermine it manufactured for us. We have already spent a substantial amount of resources in managing these lawsuits and will continue to do so.


      CONFLICTING PATENT RIGHTS


      There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use and sale of new products that are the subject of conflicting patent rights. These lawsuits relate to the validity and infringement of patents. The expense of defending lawsuits brought against us could cause us not to defend these suits and abandon the products. In the past, innovators of products which we are in the process of developing have filed patent infringement lawsuits challenging notices of non-infringement submitted as part of regulatory filings. These lawsuits may be brought by innovators against us or our collaborative partners while we or our collaborative partners pursue regulatory approvals for our products. The ultimate outcome of this type of litigation, if brought, may not be favorable. Our own patents may be subject to infringement by others. While we may pursue litigation in order to protect these rights, we may not be successful in these lawsuits. We are also required to certify to regulatory authorities, such as the U.S. Food and Drug Administration, when seeking approval of some of our products that the product does not infringe upon third party rights. A patent holder may challenge a notice of non-infringement or invalidity by filing suit for patent infringement within 45 days of receiving notice. This challenge, if made, would prevent regulatory approval in the U.S. until the suit were resolved or until at least 30 months had elapsed.


      ANY LOSS OF KEY PERSONNEL COULD CAUSE US SUBSEQUENT FINANCIAL LOSS.

      Our success is dependent on our ability to attract and retain highly qualified management and scientific personnel. We face intense competition for personnel from other companies, academic institutions, government entities and other organizations. We may not be able to successfully attract and retain such personnel. In general, we have agreements with some of our key scientific and management personnel for periods of one year or less. The loss of such personnel, or the inability to attract and retain the additional, highly skilled employees required for our activities, could prevent us from developing new products. We have key man insurance for Rolf Stahel, our Chief Executive, in the amount of $1 million.

RISKS RELATING TO BIOCHEM

      BIOCHEM RELIES ON COLLABORATIVE RELATIONSHIPS WITH THIRD PARTIES WHOSE INTERESTS MAY NOT BE THE SAME AS BIOCHEM'S.

      BioChem relies on collaborative relationships with third parties whose interests may differ. BioChem can make no assurances regarding the future results or performance of its existing or future agreements and collaborations. Additionally, there can be no assurance that BioChem will be able to negotiate other acceptable arrangements in the future or that any existing or future collaborations will be successful.

      There can be no assurance that the collaborators' interests are or will remain consistent with those of BioChem or that they will succeed in developing any new marketable products or obtaining requisite government approvals. Should BioChem and its collaborators fail to develop any new marketable products, obtain the requisite regulatory approvals or market any of such products successfully, BioChem's business, financial condition and results of operations may be materially and adversely affected. In addition, BioChem cannot control the amount and timing of resources which its collaborators devote to BioChem's programs. Certain of these agreements do not prevent the collaborators from pursuing alternative technologies that could result in their developing products competitive with those products developed under BioChem's collaborative agreements. The agreements may be terminated by the collaborators in certain circumstances with limited notice, and the collaborators may thereupon acquire certain rights to the products under development. BioChem may have problems manufacturing its products.

      BIOCHEM MUST CONTINUE TO DEVELOP ITS ABILITY TO MANUFACTURE VACCINE PRODUCTS IN COMMERCIAL QUANTITIES.

      Except for the BCG therapeutic product, marketed under the trade name PACIS, and the influenza vaccine Fluviral, BioChem currently has no manufacturing facilities for commercial production of any of its therapeutic or vaccine products approved or under development. BioChem is relying on GlaxoSmithKline's manufacturing capabilities and resources for the manufacture of 3TC and Zeffix pursuant to the terms of the agreements entered into with GlaxoSmithKline. BioChem believes that GlaxoSmithKline presently has the facilities available to manufacture an amount of 3TC and Zeffix to supply sufficient commercial quantities of the compound.

      In the vaccine area, BioChem must continue to develop, adapt or acquire the facilities, production technology and technical and managerial personnel to manufacture products in commercial quantities and in compliance with applicable quality assurance and environmental and local government regulations. In the therapeutics and CADx areas, BioChem will have to develop or acquire the facilities, production technology and technical and managerial personnel to manufacture products unless it decides to rely exclusively on third parties for the manufacture of its products. Certain products that BioChem is attempting to develop have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured by BioChem or any other party at a cost or in a quantity to render such products commercially viable. Production of such products may require the development of new manufacturing technologies and expertise.

      BIOCHEM'S ONGOING SUCCESS IS DEPENDENT ON MAINTAINING PATENT PROTECTION AND OBTAINING THIRD PARTY TECHNOLOGY AND PATENTS.


      No assurance can be given that patents will issue from any pending applications or that claims allowed, now or in the future, under issued patents will be sufficiently broad to protect BioChem's technology. In addition, no assurance can be given that any patents issued to, or licensed by, BioChem will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide competitive advantages to BioChem. The commercial success of BioChem will also depend in part on BioChem not infringing on patents or proprietary rights of others and not breaching the licenses granted to BioChem. The degree of patent protection afforded to pharmaceutical or biotechnological inventions around the world is uncertain. A number of products important to BioChem are subject to this uncertainty. BioChem is aware of certain issued patents and patent applications of others, and there may be other patents and patent applications, containing subject matter which BioChem or its licensees or collaborators may require in order to research, develop or commercialize certain of BioChem's products. There can be no assurance that BioChem will be able to obtain a license to any third-party technology or patents that it may require to conduct its business or that such technology or patents can be licensed at a reasonable cost. Failure by BioChem or its collaborators to obtain a license to any technology or patents that it may need to commercialize its technologies or products may result in delays in marketing BioChem's proposed products or the inability to proceed with the development, manufacture or sale of products requiring such licenses and may have a material adverse effect on BioChem.

      SOME OF BIOCHEM'S PATENT APPLICATIONS HAVE BEEN CONTESTED BY THIRD
      PARTIES.

      Emory University filed oppositions to two of BioChem's granted patent applications in Europe which cover oxathiolane nucleosides including lamivudine and dioxolane nucleosides, including troxacitabine, related nucleoside analogs and use of these analogs for treating viral infections. In oral hearings held in 1999, both of these oppositions were dismissed by the Opposition Division of the European Patent Office. Emory University has filed an appeal against the dioxolane related decision of the Opposition Division. Emory University is not pursuing its appeal of the decision relating to oxathiolanes. However, there can be no assurance that Emory University will not file revocation actions with respect to any BioChem patents that issue in individual European countries. There can also be no assurance that BioChem will be successful in defeating Emory's appeal against the decision of the Opposition Board dismissing Emory's opposition against BioChem's granted patent application covering dioxolane nucleosides, including troxacitabine.

      In Japan, Emory University filed an opposition to BioChem's granted patent which covers lamivudine, related analogs and use of the analogs for treating viral infections. The Trial Board of the Japanese Patent Office dismissed Emory University's opposition to BioChem's patent covering lamivudine. It is always possible that Emory University could file a revocation action against this patent.

      Emory University has filed revocation actions in Australia and South Korea against BioChem's granted patents covering lamivudine. Although BioChem is aggressively defending its patents, there can be no assurance that BioChem will be successful in maintaining these patents.

      On July 23, 1996, Emory University filed a complaint in the U.S. alleging infringement from the commercialization of Epivir by BioChem and GlaxoSmithKline, BioChem's exclusive licensee in the U.S., of an Emory University U.S. patent granted that same day. BioChem considers this patent infringement suit to be without merit and has successfully challenged the validity of Emory University's patent as detailed below.


      On May 19, 1998, the United States Patent and Trademark Office (the "USPTO") declared an interference between the Emory University patent that is the subject of the lawsuit and a pending patent application of BioChem. The USPTO accorded BioChem the earlier priority date and then accorded BioChem senior party status in the interference. BioChem has vigorously challenged the Emory University patent in the interference, through to a final hearing on November 10, 1999. The Board of Patent Appeals and Interferences issued a decision on December 21, 2000 invalidating Emory's patent. There can be no assurance that Emory University will not appeal the decision and that Emory's patent will not be reinstated.

      BIOCHEM MAY NOT BE SUCCESSFUL IN OPPOSING PATENT APPLICATIONS OF THIRD PARTIES IN AREAS THAT ARE USEFUL OR NECESSARY TO BIOCHEM'S BUSINESS.

      Emory University has obtained a granted patent application in Europe relating to oxathiolane nucleosides, including lamivudine. BioChem and GlaxoSmithKline filed an opposition to this grant and are vigorously opposing the grant. However, there can be no assurance that BioChem and GlaxoSmithKline will be successful in opposing Emory's claim relating to lamivudine.

      An examined patent application, filed by Emory University claiming lamivudine, was successfully opposed by BioChem in Australia. Emory University has filed an appeal from that decision in the Federal Court of Australia. BioChem also filed an appeal from certain portions of the decision. There can be no assurance that BioChem will be successful in the appeal. An examined patent application filed by Emory University claiming lamivudine was also opposed by BioChem in Japan. The opposition was dismissed in April 1999 because it was improperly filed by a representative who had previously represented Emory. Notwithstanding the dismissal, the Japanese Patent Office issued an EX-OFFICIO action rejecting all of Emory University's claims. An examined patent application filed by Emory claiming lamivudine has been opposed by BioChem and GlaxoSmithKline in South Korea. However, there can be no assurance that this opposition will be successful in invalidating Emory's claims relating to lamivudine. BioChem is also aware that Emory University has filed patent applications in other countries, which claims BioChem believes may claim similar subject matter. BioChem intends to challenge such patent applications; however, there can be no assurance that BioChem will be successful in challenging such patent applications in all countries where Emory University has sought patent rights. In the event that BioChem were to be unsuccessful in opposing such patent applications or any patents which may be issued, BioChem's business, financial condition and results of operations could be materially adversely affected.

      On November 23, 1999, the USPTO declared an interference between BioChem's hepatitis B patent for lamivudine and a patent application filed by Yale University ("Yale") claiming methods of treating hepatitis B using lamivudine. BioChem believes that this application is licensed to Vion Pharmaceuticals, Inc. ("Vion"), formerly know as OncoRx, Inc., a New Haven, Connecticut-based company. BioChem believes that its patent is valid and intends to vigorously defend the patent. However, there is no guarantee that BioChem will be successful in defending its patent. It is always possible that Yale will obtain a patent in the U.S. covering methods of treating hepatitis B using lamivudine. There can be no assurance that BioChem would be able to obtain a license at a reasonable cost from Yale or Vion.

      On April 14, 2000, the USPTO declared a further interference between BioChem's hepatitis B patent for lamivudine and a patent application by GlaxoSmithKline claiming methods of treating hepatitis B using lamivudine.

      BioChem is not aware of corresponding patent applications by Yale University or Vion in countries other than the United States.

      BioChem is aware that others, including various universities and biotechnology companies, have also filed patent applications or have obtained granted patents in the United States and other countries claiming subject matter potentially useful or necessary to BioChem's business. Some of these patents and applications claim specific products or methods of making such products, while others claim more general processes or techniques useful or now used in the pharmaceutical and biotechnology industries. With respect to the patents directed to general processes or techniques, BioChem believes that non-exclusive licenses have been made available under several of these patents to the industry for many, but not all, fields of use. The ultimate scope and validity of these patents and other existing patents or patent applications which may be granted to third parties in the future, the extent to which BioChem may desire or be required to acquire rights under such patents, and the availability and costs of acquiring such rights presently cannot be determined by BioChem. In the event it is necessary for BioChem to obtain such rights or, if such rights are not available on reasonable terms, BioChem's business, financial condition and results of operations may be adversely affected. There can be no assurance that others have not obtained or will not obtain patent protection that will preclude BioChem from commercializing its products.

      BIOCHEM MAY HAVE TO RESORT TO LEGAL PROCEEDINGS IN ORDER TO DEFEND ITS PATENTS.


      Litigation, which could result in substantial cost to BioChem, may also be necessary to enforce or defend any patents issued to BioChem or to determine the scope and validity of other parties' proprietary rights, which may affect BioChem's products and technology. If the outcome of any such litigation is adverse to BioChem, BioChem's business could be materially adversely affected. To determine the priority of invention, BioChem may also have to participate in interference proceedings declared by the USPTO, which could result in substantial cost to BioChem.


      Under United States patent law, a patent is issued to the person who made the invention first, rather than to the first person to file an application therefor, as is common in other countries. Until recently, in determining who is entitled to a United States patent on a particular technology, only acts in the United States (not other countries) were relevant. After December 8, 1993 inventors could rely on inventive activities in Canada or Mexico and after January 1, 1996 on activities in any other country. As a result, since BioChem conducted a substantial amount of its research activities in Canada before December 8, 1993, it is at a disadvantage as to inventions made prior to December 8, 1993 with respect to obtaining United States patents, as compared to companies that maintained research facilities in the United States.

      There has been, and BioChem believes that there may be in the future, significant litigation in the industry regarding patent and other intellectual property rights and that, if BioChem becomes involved in such litigation, it could consume substantial resources. Significant legal issues remain as to the extent to which patent protection may be afforded in the field of biotechnology in Canada, the United States and other countries, and the scope of any such protection has not yet been broadly tested. BioChem, therefore, also relies upon trade secrets, know-how and continuing technological advancement to develop and maintain its competitive position. Disclosure and use of BioChem's know-how is generally controlled in part under confidentiality agreements with the parties involved. In addition, BioChem has confidentiality agreements with its key employees, consultants, officers and directors. There can be no assurance, however, that all confidentiality agreements will be honored, that others will not independently develop equivalent technology, that disputes will not arise as to the ownership of intellectual property or that disclosure of BioChem's trade secrets will not occur. Furthermore, there can be no assurance that others have not obtained or will not obtain patent protection that will exclude BioChem from using its trade secrets and confidential information. BioChem supports and collaborates in research conducted in universities and in government research organizations. There can be no assurance that BioChem will have or be able to acquire exclusive rights to inventions or technical information derived from such collaboration or that disputes would not arise as to rights in derivative or related research programs conducted by BioChem. In addition, in the event of BioChem's contractual breach or bankruptcy, certain of BioChem's collaborative research contracts provide for transfer of technology (including any patents or patent applications) to the collaborators. To the extent that consultants or research collaborators use intellectual property owned by others in their work with BioChem, disputes may also arise as to the rights to related or resulting know-how or inventions.

      MANY COMPANIES HAVE PRODUCTS THAT MAY OR WILL SOON BE COMPETING WITH BIOCHEM'S PRODUCTS.

      For certain of BioChem's potential products, an important factor in competition may be the timing of market introduction of BioChem's or competitors' products. Accordingly, the relative speed with which BioChem or BioChem's present and future collaborative partners can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market are key factors for competitiveness. BioChem's competition will be determined in part by the potential indications for which BioChem's products are developed and ultimately approved by regulatory authorities. The development by competitors of new prophylactic, treatment or detection methods for those indications for which BioChem is developing products could render BioChem's products non-competitive or obsolete. BioChem expects that competition among products approved for sale will be based, among other things, on product efficacy, safety, reliability, availability, price and intellectual property protection.

      BioChem's competitive position also depends upon its ability to secure additional market acceptance and reimbursement of Zeffix. There can be no assurance that Zeffix will secure additional market acceptance or that any of BioChem's products in development will achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of BioChem's product candidates and the establishment and demonstration of the potential advantages over existing and new treatment methods and reimbursement policies of government and third-party payors. There can be no assurance that physicians, patients, payors or the medical community in general will accept and utilize any existing or new products that may be developed by BioChem. Additionally, BioChem's competitive position depends on its ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary products or processes, establish collaborative relationships and secure manufacturing.

      In the medical software market, BioChem faces numerous large competitors who have substantial resources and innovative technologies. With regards to Second Look, competition within the market for computer-assisted detection systems for mammography will primarily be with two privately held technology companies, R2 Technologies ("R2"), in Los Altos, California, and Scanis Inc., in Foster City, California. R2 is presently commercializing a product known as ImageChecker. R2 also signed an agreement with G.E. Medical Systems ("G.E.") to distribute a digital version of R2's Computer Aided Detection (CAD) System, for use with G.E.'s full-field digital mammography system. Other high technology companies with advanced artificial intelligence capabilities are possible entrants.

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SHIRE

      The following selected financial information of Shire for each of the three years up through and including the year ended December 31, 2000 has been derived from Shire's audited consolidated financial statements and the notes to these financial statements incorporated by reference into this prospectus. The selected financial information for the years ended June 30, 1997 and 1996 and the six months and year ended December 31, 1997 have been derived from Shire's audited consolidated financial statements and the notes to those financial statements.



                                                            SIX
                                    YEAR         YEAR      MONTHS         YEAR         YEAR          YEAR         YEAR
                                    ENDED        ENDED      ENDED         ENDED        ENDED         ENDED        ENDED
                                   JUNE 30,     JUNE 30,  DECEMBER 31,  DECEMBER 31, DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                   1996(1)      1997(1)     1997(1)      (1997(1)     1998(1)         1999         2000
                                   --------    ---------    ---------    ---------    ---------    ---------    ---------

                                        (IN THOUSANDS, EXCEPT PER ORDINARY SHARE AND PER ADS AMOUNTS)

INCOME STATEMENT DATA:
Revenues ......................... $143,537    $ 147,842    $ 112,804    $ 191,554    $ 308,984    $ 401,532    $ 517,608
Operating (loss)/income ..........  (23,557)    (125,116)      (4,435)     (85,841)      23,236      (76,068)     122,264
(Loss)/income
  before income taxes ............  (24,416)    (119,209)      (4,058)     (82,732)      23,563      (78,936)     116,188
Net (loss)/income ................  (23,705)    (106,994)      (4,366)     (84,152)      20,572      (94,998)      76,171
Basic net (loss)/income
  per ordinary share..............    (0.23)       (0.74)       (0.02)       (0.45)        0.09        (0.39)        0.30
Basic net (loss)/income per ADS...    (0.69)       (2.23)       (0.06)       (1.36)        0.26        (1.16)        0.91
Fully diluted net (loss)/
  income per ordinary share.......    (0.23)       (0.74)       (0.02)       (0.45)        0.08        (0.39)        0.29
Fully diluted net
  (loss)/income per ADS...........    (0.69)       (2.23)       (0.06)       (1.36)        0.25        (1.16)        0.88
Weighted average ordinary shares
  outstanding basic...............  102,560      143,786      203,316      185,153      234,045      244,699      252,497
Weighted average ordinary shares
  outstanding fully diluted ......  102,560      143,786      203,316      185,153      242,806      244,699      260,345


                                     AS AT       AS AT                    AS AT       AS AT         AS AT       AS AT
                                    JUNE 30,    JUNE 30,               DECEMBER 31, DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                    1996(1)     1997(1)                   1997(1)     1998(1)      1999         2000
                                    -------     -------                   -------     -------      ----         -----

                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents ...       $ 54,552   $110,099                   $ 59,917   $ 52,973   $ 54,082   $   46,598

Other current assets ........         71,417     84,297                    123,871    193,325    197,224      317,391

Long term assets ............        251,803    238,995                    482,498    627,307    636,457      640,743
Total assets ................        377,772    433,391                    666,286    873,605    887,763    1,004,732
Current liabilities .........         74,809     54,805                     70,542     81,288    172,820      111,413

Long term debt, including
  capital lease obligations..         11,377      7,630                     25,636    126,774    126,314      126,364
Other long term liabilities..         11,104      3,412                      3,492      2,229      1,345       14,196

Shareholders' equity ........        280,482    367,544                    566,616    663,314    587,284      752,759

Total liabilities and
  shareholders' equity ......        377,772    433,391                    666,286    873,605    887,763    1,004,732



NOTES


1. The results for the years ended June 30, 1996 and 1997, the six months ended December 31, 1997, the years ended December 31, 1997 and 1998 and the financial position as at June 30, 1996 and 1997 and December 31, 1997 and 1998 have been restated to include the results of Roberts Pharmaceutical Corporation, the merger with whom was accounted for as a pooling of interests in accordance with APB16, Accounting for Business Combinations.


2.    During 1997, Shire changed its fiscal year end from June 30 to December
      31.

                            PRO FORMA FINANCIAL DATA

      Shire will receive no proceeds on the exchange of exchangeable shares for ADSs or ordinary shares. As a result, the exchange transaction will have no material effect on the financial statements of Shire.


      Unaudited pro forma combined financial information with respect to the proposed merger is set forth in our proxy statement filed on March 1, 2001, which is incorporated by reference into this prospectus.

               PLAN OF DISTRIBUTION AND DESCRIPTION OF EXCHANGE

GENERAL

      Our ordinary shares or ADSs may be issued to you as follows:

      o Unless Callco exercises its retraction call right, you may retract at any time each of your exchangeable shares for three of our ordinary shares or one ADS (at your option);

      o Exchangeco may redeem the outstanding exchangeable shares for ordinary shares after the tenth anniversary of the effective date of the arrangement;

      o Exchangeco may require an early redemption of each of your exchangeable shares for three of our ordinary shares or one ADS (at your option) upon the occurrence of certain events as more fully described below in "Early Redemption";


      o Shire may require you to exchange each of your exchangeable shares for three ordinary shares or one ADS (at your option) upon a modification to the INCOME TAX ACT (Canada) and applicable provincial income tax legislation pursuant to which the exchange may be effected without any adverse tax consequences to you;


      o Upon liquidation or insolvency of Exchangeco, you will be required to, and may elect to, as the case may be, exchange each of your exchangeable shares for three of our ordinary shares or one ADS (at your option); and

      o Upon liquidation of Shire, you will be required to exchange each of your exchangeable shares for three of our ordinary shares.

      Exchangeco is a wholly owned subsidiary of Shire formed under the CANADA BUSINESS CORPORATIONS ACT, as amended. Callco is a wholly owned subsidiary of Shire formed under the CANADA BUSINESS CORPORATIONS ACT.

      We have not engaged any broker, dealer or underwriter in connection with this offering of our ordinary shares or ADSs.

      The following is a summary that highlights some of the rights, privileges, restrictions and conditions relating to the terms on which our ordinary shares or ADSs may be issued to you in exchange for your exchangeable shares. The specific provisions governing the exchangeable shares are set forth in the BioChem Plan of Arrangement, including the Exchangeable Share Provisions, as well as in the Voting and Exchange Trust Agreement and the Exchangeable Share Support Agreement, each of which is included as an exhibit to the registration statement of which this prospectus is a part. You should read the Plan of Arrangement, including the Exchangeable Share Provisions, the Voting and Exchange Trust Agreement and the Exchangeable Share Support Agreement for a more complete understanding of the exchangeable shares.

ELECTION BY HOLDERS TO EXCHANGE

      As a holder of exchangeable shares, you have the right at any time to retract (that is, to require Exchangeco to redeem) any or all of the exchangeable shares you hold. If you decide to retract your exchangeable shares, you will receive three ordinary shares or one ADS (at your option) for each exchangeable share plus any declared and unpaid dividends. You may elect to retract your exchangeable shares by presenting to Exchangeco or its transfer agent:

      o a certificate or certificates representing the number of exchangeable shares to be retracted;

      o a written retraction request, the form of which you may obtain from Exchangeco or its transfer agent, specifying the number of exchangeable shares you want to retract and the retraction date and acknowledging the retraction call right held by Callco; and

      o such other documents as Exchangeco or its transfer agent may require to effect the retraction of the exchangeable shares or are required under the CANADA BUSINESS CORPORATIONS ACT or the by-laws of Exchangeco.


      The retraction date is the date you indicate in your notice of retraction that you want the retraction to occur, which date shall not be less than 10 business days nor more than 15 business days after the date on which the notice is received by Exchangeco. The address to which you should send your exchangeable shares, notice of retraction and other documents is General Trust of Canada, 1100 University Street, 10th Floor, Montreal (Quebec) H3B 2G7, Canada, or 121 King Street West, Suite 600, Toronto (Ontario) M5H 3T9.


      Exchangeco must immediately notify Callco of the receipt of any notice of retraction because Callco has an overriding "retraction call right" to purchase all of the exchangeable shares specified in any notice of retraction for our ordinary shares or ADSs plus any declared and unpaid dividends. Where appropriate, transfers of ordinary shares may be made through the CREST electronic transfer system in lieu of delivery of certificates representing ordinary shares.


      Exchangeco, its transfer agent or Callco, if Callco exercises its retraction call right, will deliver to you at the address recorded in the securities register of Exchangeco or the address you specify in the form of retraction request, or hold for pick-up by you at the registered office of Exchangeco or at the offices of its transfer agent, certificates, if any, representing our ordinary shares or ADSs plus any declared and unpaid dividends.

      You may revoke your notice of retraction at any time prior to the close of business on the business day preceding the retraction date. If you revoke your notice of retraction, your exchangeable shares will not be purchased by Callco or redeemed by Exchangeco. If you do not revoke your notice of retraction, each exchangeable share that you have requested Exchangeco to redeem will be, as described above, either:


      o     purchased by Callco if it exercises its retraction call right; or

      o     redeemed by Exchangeco.

      Exchangeco will not be required to redeem exchangeable shares if the redemption would be contrary to solvency requirements or other provisions of applicable law. If Exchangeco cannot redeem all of the retracted shares as a result of solvency requirements, then Shire will be required to purchase all of your exchangeable shares in accordance with an automatic exchange right for the same number of our ordinary shares or ADSs for which you are entitled on retraction.

      On or after the tenth anniversary of the effective date of the arrangement, Exchangeco may redeem all of the then outstanding exchangeable shares by delivering, for each exchangeable share, three ordinary shares or one ADS (at your option) plus any declared and unpaid dividends. Exchangeco will, at least 60 days prior to the redemption date, provide the registered holders of the exchangeable shares with written notice of the proposed redemption of the exchangeable shares. This redemption is subject to applicable law and to Callco's redemption call right described below.

      Notwithstanding any proposed redemption of the exchangeable shares, Callco has an overriding redemption call right to purchase, on the redemption date, all but not less than all of the exchangeable shares then outstanding (other than exchangeable shares held by us or our subsidiaries). If Callco exercises its redemption call right, you will be obligated to sell your exchangeable shares to Callco.

EARLY REDEMPTION

      Exchangeco has the right to redeem your exchangeable shares for three times the number of ordinary shares or for the same number of ADSs (at your option) plus any declared and unpaid dividends before the tenth anniversary of the date of the arrangement, if:


      (i) there are fewer than 1,000,000 exchangeable shares outstanding, other than exchangeable shares held by us and our affiliates;


      (ii) certain transactions occur involving us, such as an acquisition of more than 50% of the total voting power of all outstanding voting securities, shareholders approve a merger, consolidation, recapitalization or reorganization which would result in the holders of outstanding voting securities having at least 75% of the voting power or shareholders approve a liquidation; or

      (iii) certain events occur which entitle the holders of exchangeable shares to vote as shareholders of Exchangeco.


      We may require you to exchange each of your exchangeable shares for three of our ordinary shares or one ADS (at your option) upon a modification to the INCOME TAX ACT (Canada), as amended, and applicable provincial income tax legislation pursuant to which the exchange may be effected without any adverse Canadian tax consequences to you.


LIQUIDATION RIGHTS

EXCHANGECO'S LIQUIDATION

      If Exchangeco liquidates, dissolves or winds up or otherwise distributes its assets among its shareholders for the purposes of winding up its affairs, you will receive from Exchangeco, for each exchangeable share, a liquidation amount equal to three of our ordinary shares or one ADS (at your option) plus any declared and unpaid dividends. The liquidation payment will be paid to you as a holder of exchangeable shares before payment is made to any holder of any class of share ranking junior to the exchangeable shares. The payment of the liquidation payment is subject to applicable law and to Callco's liquidation call right to purchase all, but not less than all, of the outstanding exchangeable shares (other than exchangeable shares held by us and our subsidiaries).

      If there is an Exchangeco insolvency event, you may require us to purchase any or all of your exchangeable shares for three of our ordinary shares or one ADS (at your option) plus any declared and unpaid dividends. An Exchangeco insolvency event means:

      (i) the Board of Directors of Exchangeco decides to institute bankruptcy, insolvency, dissolution or winding-up proceedings, or Exchangeco consents to the institution of bankruptcy, insolvency or winding-up proceedings against it;

      (ii) Exchangeco's receipt of notice of, or Exchangeco otherwise becoming aware of, any threatened or instituted claim, suit or other proceedings with respect to its bankruptcy, insolvency, reorganization, involuntary liquidation, dissolution or winding-up and Exchangeco's failure to contest in good faith any such proceedings commenced within 30 days of becoming aware of it;

      (iii) the making by Exchangeco of a general assignment for the benefit of creditors, or the admission in writing by Exchangeco of its inability to pay its debts generally as they become due; or

      (iv) Exchangeco not being permitted, pursuant to solvency requirements of applicable law, to retract the exchangeable shares.

      Upon notice from the trustee of the exercise of the exchange right, we will deliver to the trustee, for payment to you, three ordinary shares or one ADS (at your option) for each outstanding exchangeable share (plus any declared and unpaid dividends).

SHIRE'S LIQUIDATION

      If there is a Shire liquidation event, in order for you to participate on an equal basis with the holders of our ordinary shares, each outstanding exchangeable share will be automatically exchanged for three of our ordinary shares. A Shire liquidation event means:

      (i) a determination by the Board of Directors of Shire to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Shire or to effect any other distribution of assets of Shire among its shareholders for the purpose of winding up its affairs; or

      (ii) (A) receipt by Shire of notice of, and (B) Shire otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Shire or to effect any other distribution of assets of Shire among its shareholders for the purpose of winding up its affairs, in each case where Shire has failed to contest in good faith any such proceeding commenced in respect of Shire within 30 days of becoming aware thereof.

      To effect the automatic exchange of exchangeable shares for our ordinary shares, we will be deemed to have purchased each exchangeable share outstanding on the fifth business day prior to the time of the Shire liquidation event.

      If there is an automatic exchange of the exchangeable shares for our ordinary shares, you will continue to be entitled to receive from Exchangeco, on the designated payment date, any declared but unpaid dividends on such exchangeable shares held by you on any dividend record date which occurred prior to the purchase by us (under the automatic exchange right). If and to the extent the dividend is not paid by Exchangeco on the designated payment date, such dividend in respect of shares purchased by us (under the automatic exchange right) will be paid on such date by us for and on behalf of Exchangeco.

                           DIRECTORS AFTER THE MERGER


      Following the merger, approximately 30% of the Shire Board of Directors will consist of former members of the BioChem Board of Directors. Biographical, remuneration and other information for the existing directors of Shire is included in Shire's Annual Report on Form 10-K for the year ended December 31, 1999, as amended. Following the merger, Dr. Horovitz, Mr. Smith and Mr. Spitznagel will be leaving the Shire Board of Directors and Dr. Francesco Bellini, the Honorable James A. Grant and Mr. Gerard Veilleux, each of whom is now a Director of BioChem, will be appointed as non-executive Directors of Shire. Biographical information for these three persons appears below.



      FRANCESCO BELLINI, O.C., PH.D., a co-founder of BioChem, joined BioChem as President and Chief Executive Officer in September 1986. In May 2000,
Dr. Bellini was appointed Chairman of the Board of BioChem. From 1984 to September 1986, Dr. Bellini was the Director of the Biochemicals Division at the Institut Armand-Frappier and, from 1968 to 1984, he was a research scientist with Ayerst Laboratories. Dr. Bellini is a director of Molson Inc., Industrial Alliance Life Insurance Co. and Fonds de recherche de l'Institut de Cardiologie de Montreal. Dr. Bellini received a B.Sc. in chemistry from Loyola College in Montreal in 1972 and a Ph.D. in organic chemistry from the University of New Brunswick in 1977.


      THE HONORABLE JAMES A. GRANT, P.C., Q.C., has been a director of BioChem since 1986 and Lead Director since May 2000. He is a partner with the law firm of Stikeman Elliott and has been with that firm since 1962. He is a director of United Dominion Industries Ltd., CAE Industries Ltd., and a Canadian bank. Mr. Grant received a B.A. in arts in 1958 and a B.C.L. in law in 1961, both from McGill University.


      GERARD VEILLEUX, O.C., has been a director of BioChem since July 1999. He has been President of Power Communications Inc. and Vice-President of Power Corporation of Canada, a diversified management and holding company, since June 1994. He served as President and CEO of the Canadian Broadcasting Corporation from 1989 to 1993. From 1986 to 1989, he was Secretary of the Treasury Board, an agency of the Federal Government of Canada, and from 1982 to 1986 he served as Secretary to the Cabinet of Federal-Provincial Relations and Deputy Clerk of the Privy Council. From 1963 to 1982, Mr. Veilleux worked in various capacities in the public service of the Federal Government of Canada. Mr. Veilleux has a Master's degree in Public Administration from Carleton University of Ottawa and a Bachelor of Commerce from Laval University. Mr. Veilleux is director of several public and private companies as well as a member of the Board of Governors of McGill University.

                       DESCRIPTION OF SHIRE SHARE CAPITAL

      The following sections include information concerning the ordinary shares, based on English law and a summary of material provisions of the Memorandum and Articles of Association of Shire. This summary does not purport to be complete and is qualified in its entirety by reference to the full Memorandum and Articles of Association of Shire, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

GENERAL

      All of Shire's issued ordinary shares are, and all of the ordinary shares issued pursuant to the merger in the form of ADSs represented by ADRs will be, upon completion of the offering, fully paid or credited as fully paid and nonassessable. Certificates representing the ordinary shares are issued in registered form, although a directors' resolution passed on September 26, 1996 authorized the transfer of shares in Shire by means of CREST, a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. So long as this directors' resolution is in force, the Articles of Association in relation to the ordinary shares will not apply to any uncertificated ordinary shares to the extent that the Articles of Association are inconsistent with the holding of ordinary shares in uncertificated form, the transfer of title to any ordinary shares by means of the CREST system and any provisions of the regulations relating to CREST. Under English law, shareholders who are not residents of the U.K. may hold, vote and transfer their shares in the same manner as U.K. residents but the Articles provide that, where a shareholder has a registered address outside the U.K., the shareholder is not entitled to receive any notice from Shire unless that shareholder has specified an address within the U.K. at which these notices may be served.

SHARE CAPITAL

      Shire was incorporated with an authorized share capital of (pound)50,000 divided into 50,000 ordinary shares of (pound)1 each, of which two shares were taken by the subscribers to the Memorandum of Association.

      The authorized share capital of Shire at the date of this prospectus is, and immediately prior to the effective time will be, (pound)20,000,000 divided into 400,000,000 ordinary shares, of which 257,385,200 ordinary shares of 5p each are in issue at the date of this prospectus.

      By ordinary resolution passed on July 7, 2000, the directors were generally and unconditionally authorized to exercise all powers of Shire to allot relevant securities, within the meaning of Section 80 of the Companies Act 1985, up to an aggregate nominal amount of (pound)4,197,625.90. This authoritY expires on the fifth anniversary of the date of the passing of the resolution. However, Shire may make offers or agreements before the expiration, which would or might require relevant securities to be allotted after the expiration and the directors may allot relevant securities in pursuance of the offers or agreements as if the authority conferred by that resolution had not expired.

      By special resolution passed on July 7, 2000, the directors were empowered under Section 95(1) of the Companies Act 1985 to allot equity securities, as defined in Section 94(2) of the Companies Act 1985, under the authority referred to in the paragraph above, as if Section 89(1) of the Companies Act 1985, relating to shareholders' rights of preemption did not apply to any of these allotments, provided that this power is limited to:

      o the allotment of equity securities where such securities have been offered (whether by way of a rights issue, open offer or other pre-emptive offer) to holders of ordinary shares in proportion (as nearly as may be) to their existing holdings of ordinary shares but subject to the directors having a right to make such exclusions or other arrangements in connection with such offering as they may deem necessary or expedient:

            1) to deal with equity securities representing fractional entitlements;

            2) to deal with ordinary shares represented by depository receipts; and

            3) to deal with legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory; and

      o allotments of equity securities for cash otherwise than pursuant to the preceding bullet point up to an aggregate nominal amount of approximately (pound)611,297.55.

      This power expires on the fifth anniversary of the date of the resolution, except that Shire may before this expiration make an offer or agreement that would or might require equity securities to be allotted after the expiration and the directors may allot equity securities under the offer or agreement as if that power had not expired.

      The provisions of Section 89(1) of the Companies Act 1985 confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid in cash, other than by way of allotment to employees under an employees' share scheme as defined in Section 743 of the Companies Act 1985. This section applies to the authorized but unissued share capital of Shire, to the extent not disapplied in accordance with Section 95 of the Companies Act 1985.

DIVIDENDS


      Subject to the Companies Act 1985 and other applicable law and the Articles of Association, Shire may by ordinary resolution from time to time declare dividends to be paid to shareholders according to their rights and interests in the profits available for distribution, but no dividend shall be declared in excess of the amount recommended by the board of directors. Except insofar as the rights attaching to, or the terms of issue of, any share in Shire otherwise provide, all dividends shall be apportioned and paid proportionately according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but no amount paid up on a share in advance of a call shall be treated as paid up on the share for this purpose. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. The board of directors may from time to time and subject to the Companies Act 1985 and other applicable law also pay to the shareholders an amount of interim dividends that the board of directors considers to be justified by the profits of Shire available for distribution. The Board of Directors of Shire may, with the prior authority of an ordinary resolution of Shire, direct that payment of any dividend may be satisfied wholly or in part by the distribution of specific assets and, in particular, of paid up shares or debentures of another company. The board may, if authorized by an ordinary resolution of Shire, allot to those holders of a particular class of shares who have elected to receive further shares of that class or ordinary shares instead of cash in respect of all or part of a dividend or dividends specified by the resolution. The value of the shares allotted will be calculated by reference to the average of the middle market quotations for a fully-paid share of Shire of that class derived from the Daily Official List of the London Stock Exchange for the five business days commencing on the day the ordinary shares are first quoted "ex" the relevant dividend. Final dividends are recommended by the board of directors following the end of the fiscal year to which they relate and are paid subject to approval by the shareholders at Shire's annual general meeting pursuant to an ordinary resolution. Any dividend unclaimed for a period of 12 years from the date such dividend is due for payment shall be forfeited and shall cease to remain owing by Shire.

      Where a person is, under the provisions as to the transmission of shares contained in the Articles of Association, entitled to become a shareholder, the board may at any time serve a notice on this person requiring him to elect either to be registered himself or to have a person nominated by him registered as a member. If the notice is not complied with within 60 days, the board may withhold payment of all dividends payable in respect of these shares until the requirements of the notice have been complied with. Where any person has an interest of 0.25% or more in the nominal value of shares of a particular class in Shire, the board may withhold dividends payable on shares held by this person if there has been a failure to provide Shire with information concerning interests on those shares required to be provided under the Articles of Association and the Companies Act 1985 until this failure has been remedied.

RIGHTS IN A WINDING-UP


      Holders of ordinary shares are entitled to participate in any distribution of the balance of the assets on a winding-up, after provision for or payment of liabilities and creditors under the Insolvency Act 1986 and the Companies Act 1985. On a winding-up, the liquidator may, with any sanction required by law divide among the shareholders the whole or any part of the assets of Shire in kind, whether they shall consist of property of the same kind or not, and, for that purpose, set those values as the liquidator determines fair upon any property to be divided and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may not, however, distribute to a member, without his consent, any asset to which there is attached a liability or potential liability for the owner.


SHAREHOLDER MEETINGS

      An annual general meeting of shareholders must be held once each year within a period of not more than 15 months after the date of the last preceding annual general meeting. The board of directors may convene an extraordinary general meeting of shareholders at its discretion. General meetings may be held at the time and place as may be determined by the board of directors. An annual general meeting shall be convened on at least 21 days' written notice to shareholders entitled to receive notices. Most extraordinary general meetings may be convened on at least 14 days' written notice, but extraordinary general meetings at which it is proposed to pass special resolutions must be convened on at least 21 days' written notice. Two shareholders entitled to vote must be present in person or by proxy to constitute a quorum for all purposes at general meetings except that the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting.

VOTING RIGHTS

      Subject to any special rights, terms or restrictions as to voting upon which any shares may be issued or held and to any other provisions of the Articles of Association, every shareholder present in person at a general meeting shall have one vote on a show of hands, and on a poll every shareholder present in person or by proxy shall have one vote for every ordinary share of which he is the holder. No shareholder shall, unless otherwise authorized by the board of directors, be entitled to be present or vote at any general meeting of Shire or at any separate general meeting of the holders of any class of shares in Shire unless all calls or other sums presently payable by the shareholder in respect of shares in Shire have been paid. See also "--Disclosure of Interests" below. For a description of the method by which the ordinary shares held by the Depositary will be voted, see "Description of American Depositary Shares and American Depositary Receipts --Voting Rights."

      Voting at any general meeting of shareholders is by a show of hands unless a poll is duly demanded. A poll may be demanded by:

      o     the chairman of the meeting;

      o not less than five shareholders present in person or by proxy entitled to vote at the meeting;

      o any shareholder or shareholders present in person or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders entitled to attend and vote at the meeting; or o any shareholder or shareholders present in person or by proxy holding shares conferring a right to attend and vote at the meeting on which shares there have been paid sums in the aggregate equal to not less than one-tenth of the total sum paid on all the shares conferring that right.

      Since under English law voting rights are only conferred on registered holders of shares, a person holding through a nominee may not directly demand a poll. This includes holders of ADSs that are not registered holders of shares.

      Unless otherwise required by law or the Articles of Association, voting in a general meeting is by ordinary resolution. These resolutions include:

      o     the election of directors;

      o     the approval of financial statements;

      o     the declaration of final dividends;

      o     the appointment of auditors;

      o     the increase of authorized share capital; and

      o     the grant of authority to issue shares.

      An ordinary resolution requires the affirmative vote of a majority of the votes of those who are eligible to vote and vote in person in the case of individuals or are represented by duly authorized representatives in the case of corporations. If a poll is demanded, the affirmative vote of shareholders who are present in person or by proxy in the case of individuals or are represented by duly authorized representatives in the case of corporations and who in the aggregate hold shares conferring a majority of the votes actually cast on the resolution is required. A special resolution or an extraordinary resolution requires the affirmative vote of not less than three-fourths of those who are eligible to vote and vote in person in the case of individuals or are represented by duly authorized representatives in the case of corporations. If a poll is demanded, the affirmative vote of shareholders who are present in person or by proxy in the case of individuals or are represented by duly authorized representatives in the case of corporations and who in the aggregate hold shares conferring three-fourths of the votes actually cast on the resolution is required. Examples of special resolutions include resolutions relating to matters concerning an alteration of Shire's Memorandum of Association or Articles of Association or a members' voluntary winding-up of Shire or the disapplication of statutory preemption rights in respect of the issuance of equity securities to be paid wholly in cash. An example of an extraordinary resolution is one which modifies the rights of any class of shares at a meeting of the holders of such class. The chairman of the meeting has a second or deciding vote in the case of a tied vote.

AUTHORIZATION TO ISSUE SHARES; PREEMPTIVE RIGHTS

      The Companies Act 1985 provides that the directors may be authorized by means of an ordinary resolution of the shareholders to issue up to the maximum number of ordinary shares designated in such resolution for a maximum period not exceeding five years, although generally in the case of companies whose shares are quoted on the Official List of the London Stock Exchange, these authorizations expire and are renewed at the same time as the disapplication of pre-emptive rights. See "--Share Capital" above. The Companies Act 1985 confers on shareholders, to the extent not disapplied and other than in respect of issuances under employee share plans, rights of preemption in respect of the issuance of equity securities that are or are to be paid for wholly in cash. These provisions may be disapplied by a special resolution of the shareholders, either generally or specifically, for a maximum period not exceeding five years, although in the case of companies whose shares are quoted on the Official List of the London Stock Exchange, the disapplications do not generally last longer than 15 months from the date of the resolution or, if earlier, the date of the next annual general meeting. With respect to future issuances of ordinary shares or ADSs that are or are to be paid for wholly in cash and except to the extent already disapplied, shareholders will have to approve the disapplication of preemptive rights.

VARIATION OF RIGHTS

      If at any time the share capital of Shire is divided into different classes of shares, the rights attached to any class may be varied or abrogated, subject to the provisions of the Companies Act 1985, in the manner as may be provided by those rights or, in the absence of such a provision, either with the written consent of the holders of at least three-fourths of the nominal amount of the issued shares of the class or with the sanction of any extraordinary resolution passed at a separate general meeting of the holders of the issued shares of that class but not otherwise. At every such separate meeting, the quorum shall be two persons present in person holding or representing by proxy at least one-third in nominal amount of the issued shares of the class or, at an adjourned meeting, any holder of the shares in question whether present in person or by proxy. The rights conferred upon the holders of any class of shares shall not, unless expressly attached to the terms of issuance of the shares, be determined to be altered by the creation or issuance of further shares ranking pari passu with those shares.

ALTERATION OF CAPITAL

      Subject to the provisions of the Companies Act 1985 and to any special rights previously conferred on the holders of any existing shares, any share may be issued with or have attached to it the rights and restrictions as Shire may determine by ordinary resolution or, if no resolution has been passed, as the board of directors may decide. Redeemable shares may be issued subject to the provisions of the Companies Act 1985 and to any rights conferred on the holders of any class of existing shares.

      Shire may by ordinary resolution:

      o     increase its share capital;

      o consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

      o subject to the provisions of the Companies Act 1985, subdivide all or any of its shares into shares of a smaller nominal amount and decide that the shares resulting from the subdivision have among themselves a preference or other advantage or are subject to a restriction; and

      o cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its authorized share capital by the amount of the shares so canceled.

      Subject to the provisions of the Companies Act 1985 and the rights attached to existing shares, Shire may by special resolution reduce its authorized and issued share capital, any capital redemption reserve and any share premium account in any manner. Shire may also, subject to the requirements of the Companies Act 1985 and to the rights conferred on holders of any class of shares, purchase all or any of its own shares, including any redeemable shares.

DISCLOSURE OF INTERESTS

      Section 198 of the Companies Act 1985 provides that a person, including a company and other legal entities, that acquires an interest of 3.0% or more of any class of shares, including through ADRs, comprising part of a company's issued share capital carrying the right to vote in all circumstances at a general meeting of such company is required to notify the company of its interest within two days following the day on which the notification obligation arises. After the 3.0% level is exceeded, similar notifications must be made in respect of increases or decreases taking the shareholding above or below a whole percentage figure. Interests held by some investment fund managers may be disregarded for the purposes of calculating the 3.0% threshold, but the disclosure obligation will still apply where those interests exceed 10% or more of any class of Shire's relevant share capital and to increases or decreases taking the shareholding above or below a whole percentage figure after that time.

      For purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares including an interest in any shares:

      o in which a spouse, or child or stepchild under the age of 18 is interested;

      o     in which a corporate body is interested and either

            -- that corporate body or its directors are generally accustomed to act in accordance with that person's directions or instructions, or

            -- that person controls one-third or more of the voting power of that corporate body; or

      o in which another party is interested and the person and that other party are parties to a "concert party" agreement under Section 204 of the Companies Act 1985. An agreement is a "concert party" agreement if:

      -- it provides for one or more parties to acquire interests in shares of a particular company,

      -- it imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of the interests acquired under the agreement and

      -- any interest in Shire's shares is in fact acquired by any of the parties under the agreement.

      In addition, Section 212 of the Companies Act 1985 provides that a public company may by written notice require a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares comprised in the company's issued share capital carrying the right to vote in all circumstances at a gen-eral meeting of such company to confirm that fact or to indicate whether or not that is the case, and where such person holds or during the relevant time had held an interest in those shares, to give such further information as may be required relating to that interest and any other interest in the shares of which that person is aware.

      Where notice is served by a company under the foregoing provisions on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the English court for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, the exercise of the voting rights in respect of those shares, the taking up of rights in respect of those shares and, other than in liquidation, payments in respect of those shares.

      A person who fails to fulfill the obligation imposed by Sections 198 to 202 and 212 of the Companies Act 1985 described above is subject to criminal penalties.

SHARE ACQUISITIONS

      The City Code on Takeovers and Mergers, issued and administered by the Panel on Takeovers and Mergers in London, is applicable to Shire because Shire is a public limited company incorporated and resident in England and Wales. The City Code is intended to operate principally to ensure fair and equal treatment of all shareholders in companies to which it applies. When persons hold or acquire certain percentages of voting rights of a U.K. public company such as Shire, these persons may be required, in certain circumstances, to make an offer to all shareholders of that company for its shares. For purposes of the City Code, the term persons includes all persons "acting in concert" as that term is defined in the City Code.

TRANSFER OF SHARES

      Any holder of ordinary shares may transfer all or any of those shares in the manner authorized by the Stock Transfer Act 1963. The instrument of transfer shall be signed by or on behalf of the transferor and, in the case of a partly paid share, by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members of Shire in respect of it.

      The directors may, in their absolute discretion and without assigning any reason, refuse to register any transfer of shares unless:

      o it is in respect of a fully paid share; provided that where any nil paid or partly paid shares are admitted to the Official List of the London Stock Exchange, such discretion may not be exercised in such a way as to prevent dealings in such shares taking place on an open and proper basis;

      o it is duly stamped, is lodged with Shire and is accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

      o     it is in respect of only one class of shares;

      o     it is in favor of not more than four transferees; and

      o     it is in respect of a share on which Shire has no lien.

      Notwithstanding anything in the Articles to the contrary, any shares in Shire may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form and converted from uncertificated form to certificated form in accordance with The Uncertificated Securities Regulations 1995 (SI 1995/3272) including any modification of and rules made under those provisions or any regulations in substitution for those provisions made under
Section 207 of the Companies Act 1989 for the time being in force and practices instituted by an operator of the relevant system. Any provision of the Articles shall not apply to any uncertificated shares to the extent that those provisions are inconsistent with:

      o     the holding of shares in uncertificated form;

      o     the transfer of title of shares by means of a relevant system; or

      o     any provision of the regulations referred to in this paragraph.

OTHER SHARES INFORMATION

      There are currently no U.K. foreign exchange controls on the payment of dividends on the ordinary shares or the conduct of Shire's operations. There are no restrictions under Shire's Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote Shire's ordinary shares. However, no shareholders are entitled to receive notices from Shire, including notices of shareholders' meetings, unless they have given an address in the U.K. to Shire to which those notices may be sent. Notwithstanding the foregoing, Shire provides information to the depositary, which in turn forwards that information to the holders of ADSs.

SHIRE SPECIAL VOTING SHARES



      Shire special voting shares will be authorized for issuance pursuant to the merger agreement among Shire, BioChem and Exchangeco and, pursuant to the plan of arrangement, the Shire special voting shares will be issued to the trustee appointed under the voting and exchange trust agreement. The Shire special voting shares will be created by the division of such number of existing authorized but unissued Shire ordinary shares into Shire special voting shares of a nominal value of 0.00001p each as will give rise to such number of special voting shares as will be equal to the number of issued and outstanding exchangeable shares immediately after the effective date of the arrangement. The trustee will hold the Shire special voting shares in trust for the benefit of the holders of the exchangeable shares (other than Shire and affiliates of Shire) and will be able to vote in person or by proxy on any matters put before the Shire shareholders at a Shire general meeting. Each holder of exchangeable shares (other than Shire or affiliates of Shire) is entitled to direct the trustee how to vote in effect, one Shire special voting share carrying three votes per share held by the trustee for each exchangeable share owned by such holder or to attend the meeting personally and vote directly as proxy for the trustee in respect of such special voting shares. Unless instructed, the trustee may not vote, and any exchangeable shares held by Shire or its affiliates may not be voted. Such votes may be exercised for the election of directors and on all other matters submitted to a vote of Shire shareholders. The holders of Shire ordinary shares and the holder of the Shire special voting shares will vote together as a single class on all matters, except to the extent voting as a separate class is required by applicable laws or the Shire memorandum and articles of association. The holder of the Shire special voting shares will not be entitled to receive dividends from Shire and, in the event of any liquidation, dissolution or winding up of Shire, will receive an amount equal to the higher of 1p and the par value thereof. To the extent that exchangeable shares are exchanged for Shire ordinary shares or Shire ADSs pursuant to, and on the terms of, the voting and exchange trust agree-ment, and to the extent that there are no shares of stock, debt, options or other agreements of Exchangeco that could give rise to the issuance of any exchangeable shares to any person (other than Shire and its affiliates), the trustee shall forfeit such number of Shire special voting shares to Shire as corresponds to the number of exchangeable shares thus exchanged.

   DESCRIPTION OF AMERICAN DEPOSITARY SHARES AND AMERICAN DEPOSITARY RECEIPTS

AMERICAN DEPOSITARY SHARES AND AMERICAN DEPOSITARY RECEIPTS

      Morgan Guaranty Trust Company of New York as depositary will issue the ADSs which you will be entitled to receive pursuant to the exchange of exchangeable shares. Each ADS will represent ownership interest in three ordinary shares which we will deposit with the custodian under the deposit agreement among Shire, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but not distributed by them directly to you. Your ADSs will be evidenced by what are known as American depositary receipts ("ADRs"). An ADR may be issued in either book-entry or certificated form by the depositary. If an ADR is issued in book-entry form, you will receive periodic statements from the depositary showing your ownership interest in ADSs.

      The depositary's office is located at 60 Wall Street, New York, NY 10260.

      You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

      Because the depositary's nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are generally governed by New York law.

      The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also copy the deposit agreement, which is located at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

      HOW WILL I RECEIVE DIVIDENDS AND OTHER DISTRIBUTIONS ON THE SHARES UNDERLYING MY ADSS?

      The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying shares your ADSs represent.

      Shire may make various types of distributions with respect to its securities. Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

      o CASH. The depositary shall convert cash distributions from foreign currency to U.S. dollars if this is permissible and can be done on a reasonable basis. The depositary will endeavor to distribute such cash in a practicable manner, and may deduct any taxes required to be withheld, any expenses of converting foreign currency and transferring funds to the U.S., and certain other expenses and adjustments. In addition, before making a distribution the depositary will deduct any taxes withheld. IF THE EXCHANGE RATES FLUCTUATE DURING A TIME WHEN THE DEPOSITARY CANNOT CONVERT THE CURRENCY, YOU MAY LOSE SOME OR ALL OF THE VALUE OF THE DISTRIBUTION.

      o SHARES. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled thereto.

      o RIGHTS TO RECEIVE ADDITIONAL SHARES. In the case of a distribution of rights to subscribe for additional shares or other rights, if Shire provides satisfactory evidence that the depositary may lawfully distribute such rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of such rights. However, if Shire does not furnish such evidence, the depositary may

            o sell such rights if practicable and distribute the net proceeds as cash, or

            o allow such rights to lapse, whereupon ADR holders will receive nothing.

            Shire has no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

      o OTHER DISTRIBUTIONS. In the case of a distribution of securities or property other than those described above, the depositary may either
            (i) distribute such securities or property in any manner it deems fair and equitable or (ii) sell such securities or property and distribute any net proceeds in the same way it distributes cash.

      Any U.S. dollars will be distributed by checks drawn on a bank in the U.S. for whole dollars and cents. Fractional cents will be withheld without liability for interest and added to future cash distributions.

      The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing it, on behalf of the ADR holder as deposited securities.

      THE DEPOSITARY MAY NOT BE ABLE TO CONVERT ANY CURRENCY AT A SPECIFIED EXCHANGE RATE OR SELL ANY PROPERTY, RIGHTS, SHARES OR OTHER SECURITIES AT A SPECIFIED PRICE. WE CANNOT ASSURE YOU THAT ANY OF SUCH TRANSACTIONS CAN BE COMPLETED WITHIN A SPECIFIED TIME PERIOD.

DEPOSIT, WITHDRAWAL AND CANCELLATION

      HOW DOES THE DEPOSITARY ISSUE ADSS?

      The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued pursuant to the exchange of exchangeable shares, Shire will arrange to deposit such shares.

      Shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

      The custodian will hold all deposited shares for the account of the depositary. This includes those shares being deposited by or on behalf of Shire in connection with the exchange of exchangeable shares. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities".


      Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. Certificated ADRs will be delivered at the depositary's principal New York office or any other location that it may designate as its transfer office. If ADRs are in book-entry 92 form, a statement setting forth such ownership interest will be mailed to holders by the depositary. All of the ADSs issued outside of the exchange of exchangeable shares will, unless specifically requested to the contrary, be part of the depositary's book-entry direct registration system and registered holders will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can always request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

      HOW DO ADR HOLDERS CANCEL AN ADS AND OBTAIN DEPOSITED SECURITIES?

      When you turn in your ADS at the depositary's office, it will, upon payment of certain applicable fees, charges and taxes, deliver at the custodian's office the underlying shares. At your risk, expense and request, the depositary may deliver at such other place as you may request.

      The depositary may only restrict the withdrawal of deposited securities in connection with:

      o temporary delays caused by closing transfer books of the depositary or Shire or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends,

      o     the payment of fees, taxes and similar charges, or

      o compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs.

      This right of withdrawal may not be limited by any other provision of the agreement.

VOTING RIGHTS

      HOW DO I VOTE?

      If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from Shire, the depositary will notify all of the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the de-positary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

      Because there is no guarantee that you will receive voting materials in time to instruct the depositary to vote, it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
FEES AND EXPENSES

      WHAT FEES AND EXPENSES WILL I BE RESPONSIBLE FOR PAYING?


      ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs or any portion thereof issued or surrendered. ADR holders or persons depositing shares may also be charged the following expenses:


      o     stock transfer or other taxes and other governmental charges;

      o     cable, telex and facsimile transmission and delivery charges;

      o transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

      o expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

      Shire will pay all other charges and expenses of the depositary and any agent of the depositary pursuant to agreements from time to time between Shire and the depositary. However, Shire will not pay any charges and expenses of the custodian. The fees described above may be amended from time to time.

PAYMENT OF TAXES

      ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (1) deduct the amount thereof from any cash distributions, or (2) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or any withdrawal of deposited securities, except under limited circumstances mandated by securities regulations. If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

         If Shire takes certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities and (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of Shire, then the depositary may choose to:

         (1)     amend the form of ADR;

         (2)     distribute additional or amended ADRs;

         (3) distribute cash, securities or other property it has received in connection with such actions;

         (4) sell any securities or property received and distribute the proceeds as cash; or

         (5)     none of the above.

         If the depositary does not choose any of (1)--(4), any of the cash, securities or other property it receives shall constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

AMENDMENT AND TERMINATION

         HOW MAY THE DEPOSIT AGREEMENT BE AMENDED?

         Shire may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges, other than taxes and other charges specifically payable by ADR holders under the deposit agreement, or affects any substantial existing right of ADR holders. If an ADR holder continues to hold ADRs or ADSs after being so notified, such ADR holder is deemed to agree to such amendment. An amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

         No amendment will impair your right to surrender your ADSs and receive the underlying securities. If a governmental body adopts new laws or rules which require the deposit agreement or ADS to be amended, we and the depositary may make the necessary amendments, which could take effect before you receive notice thereof.

         HOW MAY THE DEPOSIT AGREEMENT BE TERMINATED?

         The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at Shire's request. After termination, the depositary's only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

LIMITATIONS ON OBLIGATIONS AND LIABILITY TO ADR HOLDERS

         LIMITS ON SHIRE'S OBLIGATIONS AND THE OBLIGATIONS OF THE DEPOSITARY; LIMITS ON LIABILITY TO ADR HOLDERS AND HOLDERS OF ADSS

         The deposit agreement expressly limits the obligations and liability of the depositary, Shire and its respective agents. Neither Shire nor the depositary will be liable:

         o if Shire or the depositary is prevented or hindered in performing any obligation by circumstances beyond its control, including, without limitation, requirements of law, rule, regulation, the terms of the deposited securities, and acts of God;

         o for exercising or failing to exercise discretion under the deposit agreement;

         o if Shire or the depositary performs its obligations without gross negligence or bad faith; or

         o for any action based on advice or information from legal counsel, accountants, any person presenting shares for deposit, any holder, or other qualified person.

         Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. Shire and its agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in Shire's opinion may involve it in expense or liability, if indemnity satisfactory to it against all expense, including fees and disbursements of counsel, and liability be furnished as often as Shire requires.

         The depositary will not be responsible for failing to carry out instructions to vote the ADSs or for the manner in which the ADSs are voted or the effect of the vote.

         The depositary may own and deal in securities and in ADSs.

REQUIREMENTS FOR DEPOSITARY ACTIONS

         Shire, the depositary or the custodian may refuse to

         o     issue, register or transfer an ADR or ADRs,

         o     effect a split-up or combination of ADRs,

         o     deliver distributions on any such ADRs, or

         o unless the deposit agreement provides otherwise, permit the withdrawal of deposited securities, until the following conditions have been met:

               -- the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

               -- the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

               -- the holder has complied with such regulations as the depositary may establish under the deposit agreement.

         Unless the deposit agreement provides otherwise, the depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities if the register for ADRs or any deposited securities is closed or if the depositary or Shire decides any such action is advisable.

PRE-RELEASE OF ADSS

         The depositary may also issue ADRs prior to the deposit with the custodian of shares or rights to receive shares. This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may pre-release ADSs only if:

         o the depositary has received collateral for the full market value of the pre-released ADRs; and

         o each recipient of pre-released ADRs agrees in writing that he or she

               --  owns the underlying shares,

               --  assigns all rights in such shares to the depositary,

               --  holds such shares for the account of the depositary and

               -- will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

         In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time, excluding those evidenced by pre-released ADRs. However, the depositary may change or disregard such limit from time to time under certain circumstances.

THE DEPOSITARY

         WHO IS THE DEPOSITARY?

         Morgan Guaranty Trust Company of New York, a New York banking corporation, is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the U.S. and around the world.

                          TAX CONSIDERATIONS REGARDING
                  EXCHANGEABLE SHARES, ORDINARY SHARES AND ADSS

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         In the opinion of McCarthy Tetrault, Canadian counsel to Shire, the following is a summary of the principal consequences under the INCOME TAX ACT (Canada) generally applicable to a holder of exchangeable shares who at all relevant times holds such exchangeable shares, and the ordinary shares or ADSs acquired upon the exchange of exchangeable shares, as capital property, and who deals at arm's length with, and is not and will not be affiliated with, any of Shire, Callco or Exchangeco. Exchangeable shares, ordinary shares and ADSs will generally constitute capital property to a holder thereof unless the holder holds such securities in the course of carrying on a business or has acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade.

         This summary is applicable to you if, for the purposes of the INCOME TAX ACT (Canada) and any applicable income tax convention, at all relevant times, you are or are deemed to be a resident of Canada while holding exchangeable shares, ordinary shares or ADSs. Reference should also be made to the section entitled "Proposed Amendments Relating to Foreign Investment Entities" at the end of this summary.

         This summary does not apply to a holder in respect of whom Shire is or will be a foreign affiliate within the meaning of the INCOME TAX ACT (Canada). It is assumed for the purposes of this summary that Exchangeco will be a "taxable Canadian corporation" within the meaning of the INCOME TAX ACT (Canada) at all relevant times.

         This summary is based upon the current provisions of the INCOME TAX ACT (Canada), the regulations thereunder (the "Regulations") and counsel's understanding of the current published administrative practices and policies of the Canada Customs and Revenue Agency ("CCRA"), all in effect as of the date hereof. This summary also takes into account all specific proposals to amend the INCOME TAX ACT (Canada) and Regulations publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all Tax Proposals will be enacted substantially as proposed. However, no assurances can be given that the Tax Proposals will be enacted as proposed, or at all.

         The INCOME TAX ACT (Canada) contains provisions relating to securities held by certain financial institutions (the "Mark-to-market rules"). This summary does not take into account the Mark-to-market rules. Holders of exchangeable shares that are "financial institutions" for purposes of the Mark-to-market rules should consult their own tax advisors.

         This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the CCRA. This summary does not take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation. No advance income tax ruling has been sought or obtained from the CCRA to confirm the tax consequences of any of the transactions herein described.

         THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM OF HOLDING AND DISPOSING OF EXCHANGEABLE SHARES, ORDINARY SHARES AND ADSS HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

         For purposes of the INCOME TAX ACT (Canada), all amounts relating to the acquisition, holding or disposition of ordinary shares and ADSs must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition. Amounts denominated in pounds sterling or U.S. dollars must be converted into Canadian dollars based on the prevailing pounds sterling or U.S. dollar exchange rate, whichever the case may be, at the time such amounts arise.

DIVIDENDS

         DIVIDENDS ON EXCHANGEABLE SHARES

         In the case of an individual, dividends received or deemed to be received on the exchangeable shares will be required to be included in computing income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a corporation resident in Canada. Subject to the discussion below as to the denial of the dividend deduction, in the case of a corporation, other than a "specified financial institution" as defined in the INCOME TAX ACT (Canada), dividends received or deemed to be received on the exchangeable shares will be included in computing the corporation's income and will generally be deductible in computing its taxable income. In the case of a specified financial institution, such a dividend will be deductible in computing its taxable income only if either: (i) the specified financial institution did not acquire the exchangeable shares in the ordinary course of the business carried on by such institution; or (ii) at the time of the receipt of the dividend by the specified financial institution, the exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes The Toronto Stock Exchange) and the specified financial institution either alone or together with persons with whom it does not deal at arm's length, and either directly or through a trust or partnership of which such person is a beneficiary or member, does not receive (or is not deemed to receive) dividends in respect of more than 10% of the issued and outstanding exchangeable shares.


         If Shire or any other person with whom Shire does not deal at arm's length, including Exchangeco, is a specified financial institution at the time that dividends are paid on the exchangeable shares, subject to the exemption described below, dividends received or deemed to be received by a corporation will not be deductible in computing taxable income but will be fully includable in taxable income under Part I of the INCOME TAX ACT (Canada). Shire has advised counsel that, immediately after the proposed merger of Shire and Biochem, it will not be a specified financial institution for purposes of the INCOME TAX ACT (Canada). This denial of the dividend deduction for a corporation will not apply if, at the time the dividends are received or deemed to be received, the exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes The Toronto Stock Exchange), Shire and Callco are "related" to Exchangeco for the purposes of the INCOME TAX ACT (Canada) and dividends are not paid to the recipient (together with persons with whom the recipient does not deal at arm's length or any trust or partnership of which the recipient or any such person is a beneficiary or member) in respect of more than 10% of the issued and outstanding exchangeable shares held by persons other than Shire and its affiliates.


         A "private corporation" (as defined in the INCOME TAX ACT (Canada)) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the INCOME TAX ACT (Canada) to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the exchangeable shares to the extent that such dividends are deductible in computing its taxable income. A Canadian-controlled private corporation (as defined in the INCOME TAX ACT (Canada)) may be liable to pay an additional refundable tax of 6 2/3% on dividends or deemed dividends that are not deductible in computing taxable income. Dividends received or deemed to be received on the exchangeable shares will not be subject to the 10% tax under Part IV.1 of the INCOME TAX ACT (Canada).

         DIVIDENDS ON ORDINARY SHARES AND ADSS

         Dividends on ordinary shares and ADSs will be required to be included in the recipient's income for purposes of the INCOME TAX ACT (Canada). Such dividends received by an individual will not be subject to the gross-up and dividend tax credit rules in the INCOME TAX ACT (Canada). A corporation will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on such dividends.

REDEMPTION, RETRACTION, PURCHASE OR EXCHANGE OF EXCHANGEABLE SHARES

         On the redemption (including a retraction) of an exchangeable share by Exchangeco, the holder of that exchangeable share will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds (the fair market value at that time of ordinary shares and/or ADSs received by the holder from Exchangeco on the redemption plus an amount equal to all declared and unpaid dividends prior to the date of redemption, if any) exceeds the paid-up capital (for purposes of the INCOME TAX Act (Canada)) of the exchangeable share at the time the exchangeable share is so redeemed. The amount of any such deemed dividend will be generally subject to the tax treatment described above under "Dividends on Exchangeable Shares". On the redemption, the holder of an exchangeable share will also be considered to have disposed of the exchangeable share for proceeds of disposition equal to the redemption proceeds less the amount of any deemed dividend. A holder will in general realize a capital gain (or a capital loss) equal to the amount by which the adjusted cost base to the holder of the exchangeable share is less than (or exceeds) such proceeds of disposition, net of any reasonable costs of disposition (see "Taxation of Capital Gain or Capital Loss" below). In the case of a corporation, in some circumstances, the amount of any deemed dividend may be treated as proceeds of disposition and not as a dividend (see also "Proposed Amendments Relating to Foreign Investment Entities -- Exchangeable Shares" below).

         On the exchange of an exchangeable share by the holder thereof with Callco or Shire for ordinary shares and/or ADSs, the holder will in general realize a capital gain (or a capital loss) to the extent the proceeds of disposition of the exchangeable share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the exchangeable share. For these purposes, the proceeds of disposition will be the aggregate of the fair market value, at the time of the exchange, of the ordinary shares and/or ADSs received on the exchange. The proceeds of disposition may also include an amount equal to, and paid in full satisfaction of, all declared and unpaid dividends on an exchangeable share prior to the date of purchase of such share (a "Dividend Amount") unless such Dividend Amount is required to be included in computing income of the holder as a dividend. Holders should consult their own tax advisors in this regard (see "Taxation of Capital Gain or Capital Loss" below).

         Because of the existence of the call rights granted to Callco and the exchange right and the automatic exchange right for the benefit of holders of exchangeable shares, such a holder cannot control whether such holder will receive ordinary shares and/or ADSs by way of redemption (including a retraction) of the exchangeable shares by Exchangeco or by way of purchase of the exchangeable shares by Callco or Shire. As described above, the Canadian federal income tax consequences of a redemption (including a retraction) differ from those of a purchase.

ACQUISITION AND DISPOSITION OF ORDINARY SHARES

         The cost of ordinary shares and/or ADSs received on the redemption (including a retraction) or exchange of an exchangeable share will be equal to the respective fair market values of such ordinary shares or ADSs, whichever the case may be, at the time of such event, to be averaged with the adjusted cost bases of any other ordinary shares or ADSs held at that time by the holder as capital property for the purpose of determining the adjusted cost base of all ordinary shares or ADSs, whichever the case may be, held by the holder.


         A disposition or deemed disposition of ordinary shares or ADSs by a holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those ordinary shares or ADSs, whichever the case may be, immediately before the disposition (see "Taxation of Capital Gain or Capital Loss" and "Proposed Amendments Relating to Foreign Investment Entities -- Ordinary Shares and ADSs" below).

DISPOSITION OF EXCHANGEABLE SHARES OTHER THAN ON A REDEMPTION OR RETRACTION

         A disposition or deemed disposition or exchange of exchangeable shares by a holder, including on the exchange of an exchangeable share by the holder thereof with Callco or Shire for ordinary shares and/or ADSs, other than on the redemption (including a retraction) will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those exchangeable shares immediately before the disposition (see "Taxation of Capital Gain or Capital Loss" and "Proposed Amendments Relating to Foreign Investment Entities -- Exchangeable Shares" below).

TAXATION OF CAPITAL GAIN OR CAPITAL LOSS

         Pursuant to the INCOME TAX ACT (Canada) and the Tax Proposals, you will be required to include in income for the year of disposition one-half of any capital gain (a "taxable capital gain") and will generally be entitled to deduct one-half of any capital loss (an "allowable capital loss") from taxable capital gains realized in the year by you or in any subsequent year to the extent and in the circumstances described in the INCOME TAX ACT (Canada) and the Tax Proposals. In addition, the portion of any such allowable capital loss, computed in accordance with the rules provided for in the INCOME TAX ACT (Canada) and Tax Proposals, which is not otherwise deducted from taxable capital gains realized in the year, may be deducted from taxable capital gains realized in any of the three preceding years to the extent and in the circumstances described in the INCOME TAX ACT (Canada) and the Tax Proposals. Any such capital loss may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received by you on such shares to the extent and in the manner provided for in the INCOME TAX ACT (Canada). Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns such shares.

         Capital gains realized by an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the INCOME TAX ACT (Canada). A Canadian-controlled private corporation (as defined in the INCOME TAX ACT (Canada)) may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

FOREIGN PROPERTY INFORMATION REPORTING

         In general, a "specified Canadian entity", as defined in the INCOME TAX ACT (Canada), for a taxation year or fiscal period whose total cost amount of "specified foreign property", as defined in the INCOME TAX ACT (Canada), at any time in the year or fiscal period exceeds $100,000, is required to file an information return for the year or period disclosing prescribed information, including the cost amount, any dividends received in the year, and any gains or losses realized in the year, in respect of such property. With some exceptions, a taxpayer resident in Canada in the year will be a specified Canadian entity. Exchangeable shares, ordinary shares and ADSs will constitute specified foreign property to a holder. Accordingly, holders of ex-changeable shares, ordinary shares and ADSs should consult their own advisors regarding compliance with these rules.

PROPOSED AMENDMENTS RELATING TO FOREIGN INVESTMENT ENTITIES

         On June 22, 2000, the Minister of Finance (Canada) released draft income tax legislation relating to the taxation of certain interests held by Canadian residents in certain non-resident entities. An initial period for commenting on the draft legislation was scheduled to end on September 1, 2000. However, on September 7, 2000 the Department of Finance issued a press release advising of modifications to the proposals, extending the date for consultation to December 31, 2000 and delaying implementation to taxation years commencing after December 31, 2001. It is expected that additional amendments to the proposed rules will be made before they are enacted. The discussion that follows is based upon the draft legislation in its current form as modified by the September 7, 2000 release and discussions with officials from the Department of Finance relating to the proposed changes to the draft legislation.

         In general, the proposed rules would apply to persons owning shares, or rights to acquire shares, of a "foreign investment entity", subject to certain exemptions (including an exempt interest, i.e., shares, or rights to acquire shares, of widely held public companies if specific conditions are satisfied). If Shire is treated as a foreign investment entity, the ordinary shares, ADSs and exchangeable shares (the "Shire Securities") would potentially be subject to the proposed rules. It is proposed that the proposed rules will initially take effect for a holder's 2002 taxation year.

         The proposed rules would require an annual determination of whether Shire is a foreign investment entity and, if it is such an entity, whether Shire satisfies the conditions for the public company exemption referred to above. Each of these determinations would be based primarily on the nature of Shire's assets and activities. In the merger agreement relating to the merger of Shire and BioChem, Shire represented that it is not and will not, at any time, be a foreign investment entity under the proposed rules and that the exchangeable shares will, when issued, be and will remain an exempt interest for purposes of the proposed rules.

         You are advised that the proposed rules (if enacted in their current form and depending on future factual circumstances) could apply to the Shire Securities at the time the proposed rules will first be effective. However, a definitive conclusion cannot be made until the legislation is enacted in its final form and the relevant time for determining Shire's status as a foreign investment entity (the end of its fiscal period) occurs. Moreover, as the proposed rules require an annual determination of whether Shire is a foreign investment entity and, if so, whether Shire satisfies the conditions for the public company exemption, no assurance can be given with respect to the application of the proposed rules in any particular year.

         If the proposed rules are applicable to the Shire Securities, the tax consequences of holding the Shire Securities as described above would generally be modified in certain respects as described below. For taxpayers with taxation years that do not end on December 31, references to December 31, 2001 should be read as a reference to the last day of the taxation year that includes December 31, 2001 and references to January 1, 2002 should be read as a reference to the first day of the next taxation year.

         EXCHANGEABLE SHARES

         For the 2002 taxation year and subsequent taxation years, a holder who continues to hold exchangeable shares would be required to include in (or deduct from) income, on an annual basis, any increase (or decrease) in the value of the exchangeable shares during the year. The taxation of any gain that has accrued to December 31, 2001 on the exchangeable shares will be deferred until the exchangeable shares are disposed of. Assuming that the fair market value of the exchangeable shares at December 31, 2001 is not less than the fair market value of the exchangeable shares immediately after the proposed merger of Shire and BioChem, the deferred gain will include the entire accrued gain that was deferred by virtue of a rollover transaction entered into by the holder in connection with the acquisition of the exchangeable shares.

         On a disposition of an exchangeable share (including a redemption or retraction), the holder would be required to include in (or deduct from) income the amount by which the proceeds of disposition exceed (or are exceeded by) the fair market value of the exchangeable share at the commencement of the taxation year in which the disposition occurs. In addition, in the taxation year in which a disposition of an exchangeable share occurs, the holder would be required to include in income an amount equal to the "deferral amount" in respect of the exchangeable share. Based on discussions counsel has had with the Department of Finance, the deferral amount in respect of an exchangeable share should be equal to one-half of the amount by which the fair market value of the exchangeable share on January 1, 2002 exceeds the adjusted cost base of the exchangeable share to the holder on December 31, 2001. The holder would not realize a capital gain or capital loss in respect of the disposition.

         Dividends received or deemed to be received by the holder on the exchangeable shares would continue to be taxed in the manner described above under the heading "Dividends on Exchangeable Shares". While the matter is not free from doubt, the amount of any dividend deemed to be received on a redemption or retraction of an exchangeable share should reduce the proceeds of disposition of the share for the purpose of computing the amount to be included in (or deducted from) income in respect of the disposition of the share as described in the preceding paragraph.

         ORDINARY SHARES AND ADSS

         For the 2002 taxation year and subsequent taxation years, holders of ordinary shares and ADSs would be required to include in (or deduct from) income, on an annual basis, any increase (or decrease) in the value of the ordinary shares or ADSs during the year and any amounts received from Shire in respect of the ordinary shares or ADSs (including dividends). On a disposition of an ordinary share or ADS, the holder would be required to include in (or deduct from) income the amount by which the proceeds of disposition exceed (or are exceeded by) the fair market value of the ordinary share or ADS, whichever the case may be, at the commencement of the taxation year in which the disposition occurs, plus the deferral amount in respect of the ordinary share or ADS. As stated above, based on the discussions counsel has had with the Department of Finance, the deferral amount should be equal to one-half of the amount by which the fair market value of such ordinary share or ADS on January 1, 2002 exceeds the adjusted cost base of such ordinary share or ADS to the holder on December 31, 2001. The holder would not realize a capital gain or capital loss in respect of the disposition.

         Alternatively, if the holder of ordinary shares or ADSs so elects and the requisite information is available to the holder, the holder would be required to include in (or, to the extent of the cumulative net inclusions for prior years, deduct from) income his or her share of Shire's income (or loss) for the year (calculated in accordance with Canadian tax principles) other than the portion of such income that, in effect, has been subject to tax at Canadian tax rates. Any amount so included (or deducted) in computing a holder's income would be added (or deducted) in computing the adjusted cost base of the holder's ordinary shares or ADSs. If this election is made, the tax consequences of a disposition of the ordinary shares or ADSs would be as described above under the heading "Acquisition and Disposition of Ordinary Shares". Shire is under no obligation to provide a holder with the information that would be required to permit the holder to make this election.

         Dividends received on ordinary shares and ADSs would continue to be taxed in the manner described above under the heading "Dividends on Ordinary Shares and ADSs". However, in any taxation year in which a dividend is received from Shire in respect of an ordinary share or ADS, the holder of the ordinary share or ADS would be entitled to deduct, in computing his or her income for that taxation year, the lesser of the amount included in income in respect of the dividend in the taxation year (other than in accordance with the new rules) and the net amount included in the holder's income in respect of the ordinary share or the ADS pursuant to the new rules in the taxation year or any preceding taxation year less any such deductions previously claimed. Any amount so deducted would reduce the adjusted cost base of the ordinary shares or the ADSs, whichever the case may be, to the holder.

         TAX-EXEMPT HOLDERS


         The proposed rules will not apply to most taxpayers exempt from tax under Part I of the INCOME TAX ACT (Canada) (including trusts governed by registered pension plans, registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans) and, as a result, the "cost amount" of exchangeable shares, ordinary shares and ADSs for the purposes of Part XI of the INCOME TAX ACT (Canada), which imposes a penalty tax on excess holdings of "foreign property", will not be affected.


ELIGIBILITY FOR INVESTMENT IN CANADA

         Provided the exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes The Toronto Stock Exchange), the exchangeable shares will be qualified investments under the INCOME TAX ACT (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. Ordinary shares and ADSs will be qualified investments under the INCOME TAX ACT (Canada) for such plans provided such shares remain listed on the London Stock Exchange and quoted on the Nasdaq National Market, respectively (or are listed on another prescribed stock exchange).


         Provided the exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes The Toronto Stock Exchange) and Exchangeco maintains a substantial Canadian presence within the meaning of subsection 206(1.1) of the INCOME TAX ACT (Canada), the exchangeable shares will not be foreign property under the INCOME TAX ACT (Canada) for trusts governed by registered pension plans, registered retirement savings plans, registered retirement income funds, deferred profit sharing plans or for certain other persons to whom Part XI of the INCOME TAX ACT (Canada) is applicable. Ordinary shares and ADSs will be foreign property under the INCOME TAX ACT (Canada).


UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of the material United States federal income tax considerations arising from (i) the exchange of the exchangeable shares for ordinary shares or ADSs and (ii) the acquisition, ownership and disposition of ordinary shares and ADSs.

         This summary deals only with holders that hold exchangeable shares, or will hold our ordinary shares or ADSs, as capital assets, and does not address tax considerations applicable to holders that may be subject to special tax rules, such as:

         o     dealers or traders in securities or currencies;

         o financial institutions or other holders that treat income in respect of exchangeable shares, ordinary shares or ADSs as financial services income;

         o     insurance companies;

         o     tax-exempt entities;

         o holders that will hold exchangeable shares, ordinary shares or ADSs as a part of a straddle or conversion transaction or other arrangement involving more than one position; or

         o holders that own, or are deemed for United States tax purposes to own, ten percent or more of the total combined voting power of all classes of the voting stock of Shire.

         This summary is based in part upon the assumption that each obligation in the deposit agreement, dated as of March 20, 1998 between Shire and Morgan Guaranty Trust Company of New York, as depositary, and any related agreement will be performed in accordance with its terms. Based on this assumption, a holder that holds American depositary receipts evidencing ADSs will be treated for United States federal income tax purposes as the owner of the ordinary shares represented by those ADSs.

         The discussion below is based upon the provisions of the Internal Revenue Code and regulations, rulings and judicial decisions as of the date of this prospectus; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in tax consequences different from those discussed below. This summary is also based in part on the provisions of the current income tax convention between the United Kingdom and the United States (the "US/United Kingdom Treaty"). United Kingdom and United States tax authorities have announced the commencement of discussions to update the US/United Kingdom Treaty. However, there can be no assurance as to whether these discussions will come to fruition or, if so, as to the impact of any resulting changes in the US/United Kingdom Treaty on the summary of tax consequences set forth below. This summary has no binding effect or official status of any kind; we cannot assure you that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service. We will not seek a ruling from the Internal Revenue Service with respect to any aspect of the tax considerations described below.

         Because United States tax consequences may differ from one holder to the next, this summary does not purport to deal with all of the federal income tax considerations that might be relevant to every holder in light of its personal investment circumstances or status. In addition, this summary does not address the application of other United States taxes, such as the federal estate and alternative minimum tax, or state or local tax laws. Accordingly, United States holders are advised to consult their own tax advisor in determining the specific tax consequences to them of the exchange of the exchangeable shares for ordinary shares or ADSs and the acquisition, ownership and disposition of ordinary shares or ADSs, including the application to their particular situation of the tax considerations discussed below, as well as the application of state, local or other, including foreign, tax laws. The statements of U.S. tax law set out below are based on the laws and interpretations in force as of the date of this prospectus, and are subject to any changes occurring after that date.

         For purposes of this discussion, the term "United States holder" means a beneficial owner of exchangeable shares, ordinary shares or ADSs that is:

         o     an individual citizen or resident of the United States;

         o a corporation, including an entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; or

         o an estate or trust the income of which is subject to United States income taxation regardless of its source.

EXCHANGE OF EXCHANGEABLE SHARES

         Because the exchangeable shares will likely be treated for United States federal income tax purposes as stock issued by Exchangeco, a United States holder will likely recognize capital gain or loss upon the exchange of exchangeable shares for ordinary shares or ADSs equal to the difference between the fair market value of the ordinary shares or ADSs received and such holder's adjusted tax basis in the exchangeable shares surrendered. In such event, the United States holder will have a tax basis in the ordinary shares or ADSs received equal to their fair market value on the date of the exchange and a holding period in the ordinary shares or ADSs that begins on the day after the exchange.

         However, an exchange by a United States holder of exchangeable shares for ordinary shares or ADSs may be treated as a nonrecognition exchange if (i) the exchangeable shares are treated for United States federal income tax purposes as stock issued by Shire, or (ii) the exchangeable shares are acquired by Shire in a transaction that qualifies as a reorganization for United States federal income tax purposes. It is not possible to predict whether the exchangeable shares would be characterized as stock of Shire, or whether an exchange of exchangeable shares for ordinary shares or ADSs would otherwise qualify as a nonrecognition exchange, because such characterizations may be dependent upon future events. If an exchange of exchangeable shares for ordinary shares or ADSs qualifies as a nonrecognition exchange, a United States holder generally will not recognize gain or loss upon the exchange, will have a tax basis in the ordinary shares or ADSs received equal to such holder's adjusted tax basis in the exchangeable shares surrendered and will have a holding period in the ordinary shares or ADSs that includes the holding period for the exchangeable shares.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

         IN GENERAL. A special and adverse set of United States tax rules applies to a United States holder that holds an interest in a passive foreign investment company ("PFIC"). In general, a PFIC is any non-United States corporation, if (1) 75% or more of the gross income of the corporation for the taxable year is passive income (the PFIC income test) or (2) the average percentage of assets held by the corporation during the taxable year that produce passive income or that are held for the production of passive income is at least 50% (the PFIC asset test). In applying the PFIC income test and the PFIC asset test, a corporation that owns, directly or indirectly, at least 25% by value of the stock of a second corporation must take into account its proportionate share of the second corporation's income and assets. If a corporation is classified as a PFIC for any year during which a United States holder is a shareholder, then the corporation generally will continue to be treated as a PFIC with respect to that shareholder in all succeeding years, regardless of whether the corporation continues to meet the PFIC income test or the PFIC asset test, subject to elections to recognize gain that may be available to the shareholder.

         While the matter is not free from doubt, Shire does not believe that Shire or Exchangeco will be treated as a PFIC for its current taxable year or has been treated as a PFIC for any of its previous taxable years. However, this conclusion is based in part upon interpretations of existing law that Shire believes are reasonable, but that have not been approved by any taxing authority. Accordingly, Shire can provide no assurance that Shire has not been treated as a PFIC in past taxable years, or that Shire or Exchangeco will not be treated as a PFIC in the current taxable year.

CONSEQUENCES OF PFIC STATUS

         If Exchangeco or Shire is treated as a PFIC for any taxable year during which a United States holder holds or has held stock therein, then, in general, such United States holder will be subject to a special and adverse tax and interest-charge regime with respect to any gain that he realizes on the transfer of such stock, even if that gain otherwise would not be recognized. In particular, (1) the United States holder will be required to allocate that gain ratably to each day during his holding period for such stock, (2) the United States holder will be required to include in income as ordinary income the portion of the gain that is allocated to his current taxable year and to certain pre-PFIC years and (3) the United States holder will be taxable at the highest rate of taxation applicable to ordinary income on the portion of the gain that is allocated to prior taxable years other than the pre-PFIC years, without regard to his other items of income and loss for the prior taxable years (deferred tax). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the current taxable year (without regard to extensions), computed at the rates that apply to underpayments of tax; the interest charge generally will not be deductible by an individual taxpayer.

         United States holders are advised to consult their own tax advisor as to the application and effect of the PFIC provisions.

OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND ADSS

DISTRIBUTIONS

         Under the US/United Kingdom Treaty, subject to certain exceptions, a United States holder that is a resident of the United States (and is not a resident of the United Kingdom) for purposes of the US/United Kingdom Treaty is entitled to receive, in addition to any dividend paid on the ordinary shares or ADSs, a payment from the United Kingdom Inland Revenue in respect of such dividend equal to the tax credit to which an individual resident in the United Kingdom for tax purposes would have been entitled had he received the dividend (which is currently equal to one-ninth of the dividend received), reduced by a United Kingdom withholding tax equal to an amount not exceeding 15% of the sum of the dividend paid and the United Kingdom tax credit payment. At current rates, the withholding tax entirely eliminates the tax credit payment, but no United Kingdom withholding tax entirely eliminates the tax credit payment, but no United Kingdom withholding tax in excess of the tax credit payment is imposed upon the United States holder. Accordingly, for example, a United States holder that is entitled to receive a $100 dividend on the ordinary shares or ADSs also will be treated as receiving from the Inland Revenue a tax credit payment of $11.11 (one-ninth of the dividend received), but the entire $11.11 payment will be eliminated by United Kingdom withholding tax, resulting in a net $100 distribution to the United States holder.

         For United States federal income tax purposes, distributions with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to the United States holder as ordinary dividend income, to the extent that the distributions do not exceed Shire's current and accumulated earnings and profits. The amount of any distribution will equal the sum of the cash distribution and the associated United Kingdom tax credit payment; thus, as described above, if a United Sates holder is entitled to receive a $100 cash distribution, then he will be deemed to have received a total distribution of $111.11. Distributions, if any, in excess of Shire's current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the tax basis in the United States holder's hands of the ordinary shares or ADSs. To the extent that these distributions exceed the United States holder's tax basis in the ordinary shares or ADSs, the excess generally will be treated as a capital gain.

         Dividend income derived with respect to the ordinary shares and ADSs will constitute "portfolio income" for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and as "investment income" for purposes of the limitation on the deduction of investment interest expense. Such dividends will not be eligible for the dividends received deduction generally allowed to a United States corporation under Section 243 of the Internal Revenue Code.

         In computing his United States federal income tax liability, a United States holder may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a United States foreign tax credit for foreign income taxes withheld from any distributions paid on the ordinary shares or ADSs. The Internal Revenue Service has confirmed in a recent revenue procedure that, in the case of United States holders and subject to certain limitations, a foreign tax credit may be claimed for the amount of United Kingdom withholding tax deemed to be imposed under the US/United Kingdom Treaty. As discussed above, the amount of United Kingdom withholding tax deemed to be imposed is equal to one-ninth of the associated cash distribution. To qualify for this credit, a United States holder must make an election on Form 8833 (Treaty-Based Return Position Disclosure), which must be filed with its tax return for the relevant taxable year, in addition to any other filings that may be required. For United States foreign tax credit purposes, dividends paid on the ordinary shares and ADSs generally will be treated as foreign-source income and as passive income, subject to the separate foreign tax credit limitation for passive income. The availability of foreign tax credits depends on a United States holder's particular circumstances. United States holders are advised to consult their own tax advisor.

         In the case of distributions in sterling, the amount of the distributions generally will equal the United States dollar value of the sterling distributed, determined by reference to the spot currency exchange rate on the date of receipt, regardless of whether a United States holder reports income on a cash basis or on an accrual basis. A United States holder will realize separate foreign currency gain or loss only to the extent that this gain or loss arises on the actual disposition of sterling received. For United States holders claiming foreign tax credits on a cash basis, taxes withheld from the distribution are translated into United States dollars at the spot rate on the date of the distribution; for United States holders claiming foreign tax credits on an accrual basis, taxes withheld from the distribution are translated into United States dollars at the average rate for the taxable year.

SALE OR EXCHANGE

         Upon a sale or exchange of ordinary shares or ADSs to a person other than Shire, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the adjusted tax basis in his hands of the ordinary shares or ADSs. Subject to the PFIC discussion above, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the ordinary shares or ADSs for more than one year.

         Gain or loss recognized by a United States holder on the sale or exchange of ordinary shares or ADSs generally will be treated as United States-source gain or loss for United States foreign tax credit purposes.

U.K. TAX CONSIDERATIONS

         The following is a summary of the principal United Kingdom tax consequences relating to (i) the exchange of the exchangeable shares for ordinary shares or ADSs and (ii) the acquisition, ownership and disposition of exchangeable shares, ordinary shares and ADSs. This summary is based on the tax laws of the United Kingdom as in effect on the date hereof and what is understood to be current Inland Revenue practice as at the date hereof, as well as on the Canada/United Kingdom Income Tax Treaty (the "Canada/United Kingdom Treaty") and the U.S./United Kingdom Income Tax Treaty, all of which are subject to change or changes in interpretation The United Kingdom and United States tax authorities have announced the commencement of discussions to update the US/United Kingdom Treaty. However, there can be no assurance as to whether these discussions will come to fruition or, if so, as to the impact of any resulting changes in the US/United Kingdom Treaty on the summary of tax consequences set forth below.

         This summary is of a general nature only and applies only to holders who hold ordinary shares, ADSs or exchangeable shares beneficially as an investment. This summary assumes that holders of American depositary receipts, evidencing ADSs, will be treated in practice as the beneficial owners of the ordinary shares represented by the ADSs for the purposes of United Kingdom tax.

         ANY PERSON WHO IS IN ANY DOUBT ABOUT HIS OWN TAXATION POSITION OR IS RESIDENT FOR TAX PURPOSES OR IS SUBJECT TO TAXATION IN A JURISDICTION OTHER THAN CANADA OR THE UNITED STATES, SHOULD CONSULT AN APPROPRIATE INDEPENDENT TAX ADVISOR. THIS SUMMARY IS NOT DIRECTED AT PERSONS WHO ARE RESIDENT IN THE UNITED KINGDOM FOR TAX PURPOSES.

         DIVIDENDS -- CANADIAN SECURITYHOLDERS


         For the purposes of the following portion of this summary, a holder of ordinary shares or ADSs is a Relevant Canadian Shareholder if that shareholder is the beneficial owner of a cash dividend and:


         o is an individual or corporation resident in Canada for the purposes of the Canada/United Kingdom Treaty,

         o does not, alone or together with one or more associated corporations, control, directly or indirectly, 10% or more of the voting power of Shire,

         o does not hold any shares of Shire (including ADSs) in a manner which is effectively connected either with a permanent establishment in the United Kingdom through which that Relevant Canadian Shareholder carries on business or with a fixed base in the United Kingdom from which that Relevant Canadian Shareholder performs professional services, and

         o is not otherwise ineligible for benefits under the Canada/United Kingdom Treaty in connection with dividends on the shares of Shire (including ADSs).

         Under current United Kingdom taxation legislation, Shire is not required to withhold any amounts in respect of taxation from its dividend payments.

         Although a Relevant Canadian Shareholder who receives a dividend from Shire is entitled under the Canada/United Kingdom Treaty, in principle, to a payment from the United Kingdom Inland Revenue in respect of such dividend equal to the tax credit to which an individual resident in the United Kingdom would have been entitled, the payment is subject to a deduction withheld therefrom. The amount of such deduction withheld in respect of a dividend paid by Shire to a Relevant Canadian Shareholder is the same as the amount of the tax credit. Therefore, the Relevant Canadian Shareholder will not be able to claim any payment in respect of a tax credit from the United Kingdom Inland Revenue, nor will the Relevant Canadian Shareholder have any further United Kingdom tax to pay.

         DIVIDENDS -- U.S. SECURITYHOLDERS


         For the purposes of the following portion of this summary, a holder of ordinary shares or ADSs is a Relevant U.S. Shareholder if that shareholder is the beneficial owner of a cash dividend and:


         o is an individual or corporation resident in the United States for the purposes of the US/United Kingdom Treaty and, in the case of a corporation, is not also resident in the United Kingdom for tax purposes,

         o does not, alone or together with one or more associated corporations, control, directly or indirectly, 10% or more of the voting power of Shire,

         o does not hold any shares of Shire (including ADSs) in a manner which is effectively connected either with a permanent establishment in the United Kingdom through which that Relevant U.S. Shareholder carries on business or with a fixed base in the United Kingdom from which that Relevant U.S. Shareholder performs independent personal services, and

         o is not otherwise ineligible for benefits under the US/United Kingdom Treaty in connection with dividends on the shares of Shire (including ADSs).

         Under current United Kingdom taxation legislation, Shire is not required to withhold any amounts in respect of taxation from its dividend payments.

         Although a Relevant U.S. Shareholder who receives a dividend from Shire is entitled under the US/United Kingdom Treaty, in principle, to a payment from the United Kingdom Inland Revenue in respect of such dividend equal to the tax credit to which an individual resident in the United Kingdom would have been entitled, the payment is subject to a deduction withheld therefrom. The amount of such deduction withheld in respect of a dividend paid by Shire to a Relevant U.S. Shareholder is the same as the amount of the tax credit. Therefore, the Relevant U.S. Shareholder will not be able to claim any payment in respect of a tax credit from the United Kingdom Inland Revenue, nor will the Relevant U.S. Shareholder have any further United Kingdom tax to pay.

         TAXATION ON CHARGEABLE GAINS

         Subject to the provisions set out below in relation to temporary non-residents of the United Kingdom, a holder of exchangeable shares, ordinary shares or ADSs who is neither resident nor ordinarily resident for United Kingdom tax purposes in the United Kingdom will not be liable to United Kingdom tax on chargeable gains realized on the disposal of its ordinary shares, ADSs or exchangeable shares unless such holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and has used, held or acquired the same for the purposes of such trade, profession or vocation or such branch or agency.

         However, under anti-avoidance legislation a shareholder who is an individual and who is only temporarily non-resident in the United Kingdom for United Kingdom tax purposes at the date of disposal of the ordinary shares, ADSs or exchangeable shares may be liable to United Kingdom taxation on chargeable gains, subject to any available exemption or relief.

         U.K. STAMP DUTY AND STAMP DUTY RESERVE TAX ("SDRT")

STAMP TAXES:  GENERAL

         The following paragraphs set out the amounts of U.K. stamp duty and/or SDRT that could become payable as a result of transfers by holders of exchangeable shares, ordinary shares or ADSs, and the situations in which such charges might arise. The following commentary is based on the assumption that Callco and Exchangeco are and will remain bodies corporate not incorporated in the U.K. and whose shares are not registered on a register kept in the U.K.

ORDINARY SHARES

         A conveyance or transfer on sale of ordinary shares (other than to a depositary or clearance service or their nominees or agents) will generally be chargeable to AD VALOREM stamp duty, at the rate of 0.5% of the consideration for the transfer (rounded up to the nearest (pound)5). An unconditional agreement for such transfer of shares will generally be chargeable to SDRT, also at the rate of 0.5% of the consideration for the transfer (rounded up to the nearest penny), but such liability will be cancelled if the agreement is completed by a duly stamped conveyance or transfer within six years of the date of the agreement or, if the agreement was conditional, the date the agreement became unconditional. Where the stamp duty is paid, any SDRT already paid will, provided that a suitable claim is made, be repaid. Stamp duty and SDRT are normally paid by the purchaser.

         Under the U.K. CREST system for paperless transfers, no stamp duty or SDRT will arise on a transfer of ordinary shares into the system, unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5%) will arise. Paperless transfers of shares within CREST will be liable to SDRT rather than stamp duty, also at a rate of 0.5%, and SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected by CREST.

ADSS/SHIRE AMERICAN DEPOSITARY RECEIPTS

         No SDRT will be payable on an agreement to transfer Shire American Depositary Receipts and, provided that an instrument transferring Shire American Depositary Receipts is executed and retained outside the U.K., it should not in practice be necessary to pay any stamp duty in respect of any such transfer.

EXCHANGEABLE SHARES


         A conveyance or transfer on sale of the exchangeable shares could, in principle, be chargeable to AD VALOREM stamp duty at the rate of 0.5% of the consideration for the transfer (rounded up to the nearest (pound)5). As Exchangeco is not a U.K. company and on the assumption that the share register of Exchangeco is kept outside the U.K., no stamp duty should in practice be paid on a conveyance or transfer on sale of exchangeable shares provided it is executed and retained outside the U.K. Although such stamp duty need not, in practice, be paid, a conveyance or transfer which is chargeable to stamp duty but on which stamp duty has not been paid, would not be available for any purpose in the U.K. unless and until the correct amount of stamp duty (together with any interest and penalties) was paid.

         Although it is not free from doubt, an unconditional agreement for the transfer on sale of exchangeable shares could be liable to SDRT, generally at the rate of 0.5% of the consideration for the transfer. SDRT is normally paid by the purchaser rather than the vendor. You are advised to consult an appropriate independent tax advisor.

         No stamp duty or SDRT should be payable by holders of exchangeable shares in connection with any transfer of exchangeable shares or any agreement to transfer exchangeable shares in the course of an exchange of exchangeable shares for ordinary shares or ADSs, on the assumption that any document of transfer will be executed and retained outside the U.K. If Shire or any of its subsidiaries requires any such stamp duly to be paid or any SDRT is payable on any such agreement to transfer, such stamp duty or SDRT will be paid by Shire.

         Where a holder of exchangeable shares elects to receive ADSs on exchange of his exchangeable shares, this will involve the issue or transfer of ordinary shares to, or to a nominee or agent for, a person whose business is or includes (a) the provision of clearance services or (b) issuing depositary receipts. In such cases, stamp duty or SDRT is payable at the rate of 1.5% of the price on issue, the consideration payable or, in certain circumstances, the value of the ordinary shares (rounded up in the case of stamp duty to the nearest (pound)5). Shire has agreed to pay any stamp duty or SDRT payable on the issue or transfer of ordinary shares to a depositary or to a nominee or agent for a depository as a result of any exchange of exchangeable shares for ADSs.


         This statement is intended as a general guide only, based on current law and practice. Certain categories of person are not liable to SDRT and others may, although not primarily liable for the SDRT, be required to notify the Inland Revenue and account for it under the STAMP DUTY RESERVE TAX REGULATIONS 1986.

                              CERTAIN LEGAL MATTERS


         Certain legal matters, including the validity of the ordinary shares and certain matters concerning U.K. tax law, will be passed upon by Slaughter and May, London, England, U.K. counsel for Shire. Certain matters concerning U.S. Federal tax law will be passed upon by Cahill Gordon & Reindel, New York, New York, U.S counsel for Shire. Certain matters concerning Canadian tax law will be passed upon by McCarthy Tetrault, Montreal, Quebec, Canada.


                                     EXPERTS

         The financial statements as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen, independent auditors, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                       WHERE YOU CAN FIND MORE INFORMATION


         We are subject to the informational requirements of the Exchange Act, which means that we file reports, proxy statements and other information, with the SEC. You can inspect and copy those reports, proxy statements and other information at the SEC's public reference room located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the public reference facilities in the SEC's regional offices located at: 7 World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of this material at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC toll free at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants such as us that file electronically with the SEC. The address of this website is http://www.sec.gov.


           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

         Statements contained or incorporated by reference in this prospectus that are not historical facts are forward-looking statements that involve risks and uncertainties, including but not limited to, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products, patents, and other risks and uncertainties, including those detailed from time to time in periodic reports, including the Annual Report filed on Form 10-K by Shire with the SEC.

                                 INDEMNIFICATION

         Except as hereinafter set forth, there is no charter provision, by-law, contract, arrangement or statute under which any director or officer of Shire is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

         Pursuant to Paragraph 141 of the Articles of Association of Shire, every person who was or is a director, alternate director or secretary of Shire shall be indemnified out of the assets of Shire for all costs, charges, losses and liabilities incurred in the proper execution of such person's duties or the proper exercise of such person's powers, authorities and discretions.

         Under Section 310 of the Companies Act, Shire may not indemnify an officer against any liability that by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to Shire, except that, under Section 310(3) of the Companies Act, Shire is not prevented, inter alia, (a) from purchasing and maintaining for any such officer insurance against any such liability, or (b) from indemnifying an officer against any liability incurred by him in defending any proceedings (whether civil or criminal), in which judgment is given in his favor or he is acquitted, or in connection with any application in which relief is granted to him by the court in case of honest and reasonable conduct.

         Shire maintains an insurance policy for its directors and officers in respect of liabilities arising out of any act, error or omission while acting in their capacities as directors or officers of Shire or its affiliated companies.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


         THE SEC ALLOWS THIS PROSPECTUS TO INCORPORATE BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION WHICH IS NOT PRESENTED IN THIS DOCUMENT OR DELIVERED WITH THIS DOCUMENT. DOCUMENTS RELATING TO THIS INFORMATION, EXCLUDING EXHIBITS TO THOSE DOCUMENTS UNLESS THEY ARE SPECIFICALLY INCORPORATED BY REFERENCE IN THIS DOCUMENT, ARE AVAILABLE WITHOUT CHARGE UPON REQUEST. SUCH REQUESTS SHOULD BE SENT TO COMPANY SECRETARY, SHIRE PHARMACEUTICALS GROUP PLC, HAMPSHIRE INTERNATIONAL BUSINESS PARK, CHINEHAM, BASINGSTOKE, HAMPSHIRE RG24 8EP, ENGLAND. TELEPHONE REQUESTS MAY BE DIRECTED TO (44) 1-256-894-000.


         The following documents filed with the SEC by Shire (File No. 0-29630) are incorporated in this document by reference:


         o     Annual Report on Form 10-K for the year ended December 31, 2000;

         o     Proxy Statement for the 2000 annual meeting of shareholders; and

         o     Proxy Statement filed on March 1, 2001.


         The following documents filed with the SEC by BioChem (File No. 0-19539) are incorporated in this document by reference:


         o     Annual Report on Form 20-F for the year ended December 31, 1999;


         o     Current Reports on Form 6-K filed on the following dates in 2000:


               o    January 10;
               o    January 26;
               o    February 15;
               o    March 6;
               o    March 9;
               o    March 15;

               o    April 3;
               o    April 11;
               o    April 20;
               o    April 27;
               o    April 28;
               o    May 1;
               o    May 24;
               o    June 19;
               o    June 27;
               o    July 11;
               o    July 18;
               o    July 26;
               o    August 4;
               o    August 28;
               o    September 22;
               o    October 26;
               o    November 1;
               o    November 15;
               o    November 20;
               o    December 1;
               o    December 11;
               o    December 13;
               o    December 18;
               o    December 22; and

         o Current Reports on Form 6-K submitted on January 10, January 26 and February 28, 2001.

         Any future filings by Shire under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and all subsequent annual reports filed by BioChem on Form 20-F, Form 40-F or Form 10-K and all subsequent filings by BioChem on Form 10-Q and 8-K pursuant to the Exchange Act subsequent to the date of this prospectus and prior to the date on which the transaction is consummated are also incorporated in this document by reference. Any of these filings will automatically update and replace the information that appears or is incorporated in this prospectus. BioChem may incorporate by reference any reports submitted by BioChem on Form 6-K by identifying on such forms that they are being incorporated by reference into this prospectus.


         No person is authorized to give any information or to make any representations not contained in this prospectus or in the documents incorporated in this document by reference in connection with the offering made by this document. If given or made, such information or representation should not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus, in any jurisdiction in which it is unlawful to make this offer or solicitation of an offer. Neither the delivery of this prospectus nor any distribution of the securities made under this prospectus will, under any circumstances, create an implication that there has been no change in our affairs since the date of this prospectus other than as set forth in the documents incorporated in this document by reference.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Except as hereinafter set forth, there is no charter provision, by-law, contract, arrangement or statute under which any director or officer of Shire Pharmaceuticals Group PLC is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

         Pursuant to Paragraph 141 of the Articles of Association of Shire, every person who was or is a director, alternate director or secretary of Shire shall be indemnified out of the assets of Shire for all costs, charges, losses and liabilities incurred in the proper execution of such person's duties or the proper exercise of such person's powers, authorities and discretions.

         Under Section 310 of the Companies Act, Shire may not indemnify an officer against any liability that by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to Shire, except that, under Section 310(3) of the Companies Act, Shire is not prevented, inter alia, (a) from purchasing and maintaining for any such officer insurance against any such liability, or (b) from indemnifying an officer against any liability incurred by him in defending any proceedings (whether civil or criminal), in which judgment is given in his favor or he is acquitted, or in connection with any application in which relief is granted to him by the court in case of honest and reasonable conduct.

         Shire maintains an insurance policy for its directors and officers in respect of liabilities arising out of any act, error or omission while acting in their capacities as directors or officers of Shire or its affiliated companies.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENTS.

         (a)    Exhibits


      EXHIBIT NO.                          DESCRIPTION

         *3.1            Memorandum and Articles of Association of Shire

         *4.1            Form of Deposit Agreement among Shire, Morgan Guaranty
                             Trust Company of New York and Holders from time to
                             time of Shire's ADSs

         *4.2            Form of Ordinary Share certificate

         *4.3            Form of ADR certificate (included within Exhibit 4.1)

          4.4            Form of Plan of Arrangement including Exchangeable
                             Share provisions

          4.5            Form of Voting and Exchange Trust Agreement

          4.6            Form of Exchangeable Share Support Agreement

          5.1            Opinion of Slaughter and May as to certain legal
                             matters related to the ordinary shares offered hereby

      EXHIBIT NO.                          DESCRIPTION

          8.1            Opinion of McCarthy Tetrault as to certain tax matters

          8.2            Opinion of Cahill Gordon & Reindel as to certain tax
                             matters

          8.3            Opinion of Slaughter and May as to certain tax matters

         21.1            List of subsidiaries

         23.1            Consent of Arthur Andersen Chartered Accountants

         23.2            Consent of Ernst & Young LLP

       **23.3            Consent of PricewaterhouseCoopers LLP

         23.4            Consent of Slaughter and May (included in Exhibit 5.1)

         23.5            Consent of McCarthy Tetrault (included in Exhibit 8.1)

         23.6            Consent of Cahill Gordon & Reindel (included in
                             Exhibit 8.2)

         23.7            Consent of Slaughter and May (included in Exhibit 8.3)

         24.1            Power of Attorney as set forth on the signature page of
                             this Registration Statement

------------------
* Incorporated by reference to the exhibits to Shire's Registration Statement on F-1 (No. 333-8394).


**    Previously filed.


ITEM 22.  UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

             1. To file, during any period in which offers for sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                  3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

                  4. To file a post-effective amendment to this Registration Statement to include any financial statements required by Item 8.A of Form 20-F (17 CFR 249.220F) at the start of any delayed offering or throughout a continuous offering.

                  5. That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  6. That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                  7. That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject of Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  8. To (i) respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                  9. To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Andover, England, on March 1, 2001.

                         SHIRE PHARMACEUTICALS GROUP plc


                                          By: /s/ ROLF STAHEL
                                              ------------------------------
                                              Rolf Stahel
                                              Chief Executive



         Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:




                SIGNATURE                              TITLE                                      DATE

                                           Chief Executive                                 March 1, 2001
               /s/ ROLF STAHEL             (Principal executive officer)
  ------------------------------------
               ROLF STAHEL

                     *                     Non-executive Chairman                          March 1, 2001
  ------------------------------------
             JAMES CAVANAUGH

                    *                      Group Finance Director (Principal financial     March 1, 2001
  ------------------------------------     officer and principal accounting officer)
              ANGUS RUSSELL

                    *                      Group R&D Director                              March 1, 2001
  ------------------------------------
              WILSON TOTTEN

                    *                      Director, Non-executive                         March 1, 2001
  ------------------------------------
               BARRY PRICE

                    *                      Director, Non-executive                         March 1, 2001
  ------------------------------------
             BERNARD CANAVAN

                    *                      Director, Non-executive                         March 1, 2001
  ------------------------------------
              ZOLA HOROVITZ

                    *                      Director, Non-executive                         March 1, 2001
  ------------------------------------
             RONALD NORDMANN

                    *                      Director, Non-executive                         March 1, 2001
  ------------------------------------
              JOSEPH SMITH


                SIGNATURE                              TITLE                                      DATE

                    *                      Director, Non-executive                         March 1, 2001
  ------------------------------------
             JOHN SPITZNAGEL

             /s/ WILLIAM NUERGE            Authorized Representative in the U.S.           March 1, 2001
  ------------------------------------
             WILLIAM NUERGE


--------------------------

*    Pursuant to powers of attorney filed with the SEC as Exhibit 24.1

By:   /s/ ROLF STAHEL                     Attorney-in-Fact
     ---------------------------------
     Rolf Stahel
     Authorized Signatory

                                  EXHIBIT INDEX


      EXHIBIT NO.                         DESCRIPTION
         *3.1            Memorandum and Articles of Association of Shire

         *4.1            Form of Deposit Agreement among Shire, Morgan Guaranty
                             Trust Company of New York and Holders from time to
                             time of Shire's ADSs

         *4.2            Form of Ordinary Share certificate

         *4.3            Form of ADR certificate (included within Exhibit 4.1)

          4.4            Form of Plan of Arrangement including Exchangeable
                            Share provisions

          4.5            Form of Voting and Exchange Trust Agreement

          4.6            Form of Exchangeable Share Support Agreement

          5.1            Opinion of Slaughter and May as to certain legal
                            matters related to the ordinary shares offered hereby

          8.1            Opinion of McCarthy Tetrault as to certain tax matters

          8.2            Opinion of Cahill Gordon & Reindel as to certain tax
                            matters

          8.3            Opinion of Slaughter and May as to certain tax matters

         21.1            List of subsidiaries

         23.1            Consent of Arthur Andersen Chartered Accountants

         23.2            Consent of Ernst & Young LLP

       **23.3            Consent of PricewaterhouseCoopers LLP

         23.4            Consent of Slaughter and May (included in Exhibit 5.1)

         23.5            Consent of McCarthy Tetrault (included in Exhibit 8.1)

         23.6            Consent of Cahill Gordon & Reindel (included in
                            Exhibit 8.2)

         23.7            Consent of Slaughter and May (included in Exhibit 8.3)

         24.1            Power of Attorney as set forth on the signature page of
                            this Registration Statement


------------------
* Incorporated by reference to the exhibits to Shire's Registration Statement on F-1 (No. 333-8394).


**     Previously filed.